UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ON FORM 10-12G/A
AMENDMENT No. 1 TO FORM 10-B

GENERAL FORM FOR REGISTRATION OF SECURITIES

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

Commission file number 000-1426567

LABWIRE, INC.
(Name of Registrant in its charter)

Nevada	37-1501818
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1514 FM 359, Brookshire, Texas  77423
(Address of principal executive offices) (Zip Code)

Issuer’s telephone number: (281) 934-3153

Securities to be registered under Section 12(b) of the Act: None

Securities to be registered under Section 12(g) of the Act:

Common Stock - $.001 par value
Title of each class

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer                                                                                        Accelerated filer   
Non-accelerated filer                                                                                          Smaller reporting company   ☒

Labwire, Inc.

FORM 10
TABLE OF CONTENTS

EXPLANATORY NOTES

In this Form 10, pursuant to Rule 8-02 of Regulation S-X, we are including an audited consolidated balance sheet as of the end of each of the most recent two fiscal years along with audited consolidated statements of income, cash flows and changes in stockholders’ equity for each of the two fiscal years preceding the date of the most recent audited balance sheet.  We have also included an unaudited consolidated balance sheet as of September 30, 2008 along with unaudited consolidated statements of income, cash flows and changes in stockholders’ equity for the three-months and nine-months ended September 30, 2008.

We are filing this General Form for Registration of Securities on Form 10 to register our common stock, par value $.001, pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

We are now subject to the requirements of Regulation 13A under the Exchange Act, which will require us to file annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, and we will be required to comply with all other obligations of the Exchange Act applicable to issuers filing registration statements pursuant to Section 12(g).

Unless otherwise noted, references in this registration statement to “Labwire,” the “Company,” “we,” “our” or “us” means Labwire, Inc. a Nevada corporation. Our principal place of business is located at 1514 FM 359, Brookshire, Texas 77423. Our telephone number is (281) 934-3153.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

This Form 10 contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  For this purpose any statements contained in this Form 10 that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, words such as “may,” “will,” “expect,” “believe,” “anticipate,” “estimate” or “continue” or comparable terminology are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties, and actual results may differ materially depending on a variety of factors, many of which are not within Labwire, Inc.’s (the “Company”) control. These factors include but are not limited to economic conditions generally and in the industries in which the Company may participate; competition within the Company’s chosen industry, including competition from much larger competitors; technological advances and failure by the Company to successfully develop business relationships.

DEFINITIONS

Certain abbreviations or acronyms used in the text and notes are defined below:

Abbreviation or Acronym	Term
CAP	College of American Pathologists
DATIA	Drug and Alcohol Testing Industry Association
DEA	Drug Enforcement Administration
DHHS	U.S. Department of Health and Human Services
DOE	Department of Energy
DOD	Department of Defense
DOT	United States Department of Transportation
EITF	FASB’s Emerging Issues Task Force
FACTA	Fair and Accurate Credit Transaction Act of 2003
FCRA	Fair Credit Reporting Act of 2001
HIPAA	Health Insurance Portability and Accountability Act of 1996
HR	Human Resources
ISO9000	International Organization for Standardization
MRO	Medical Review Officer
NIDA	National Institute on Drug Abuse
OMB	Office of Management and Budgets
SAMHSA	Substance Abuse and Mental Health Services Administration
SAPAA	Substance Abuse Program Administrators Association
TPA	Third Party Administrator

Part I

ITEM 1. DESCRIPTION OF BUSINESS

Background of the Company
Labwire Inc. was incorporated on October 8, 2004 as a Nevada corporation and is headquartered in Brookshire, Texas.  It provides secure and compliant customized full service drug and alcohol testing and other employment screening services including billing, customized reports, collection site identification and management, Medical Review Officer (MRO) services, Supervisor Training, employee education, client support systems, background checks, physicals, security services and more to Fortune 500 corporations via the Labwire Platform.   Labwire’s Platform is a proprietary, web-based application that streamlines the complex regulatory and record management activities associated with employee screening, delivering accurate timely results while eliminating service calls and paper trails. The Company’s goal is to design a comprehensive solution to manage employee screening services that will be the most efficient and cost-effective platform in the industry.

Labwire has two wholly-owned subsidiaries. On October 31, 2004, Workplace Screening Services, Inc. (“WSS”) was purchased in a stock purchase by issuing 120,000,000 shares of common stock which was valued at $120,000.  Along with the assets of WSS, Labwire assumed $161,232 in short-term debt and $306,128 in long-term debt.  On October 30, 2007, we acquired all of the outstanding stock of Occupational Testing, Inc. “(Occupational Testing”), located in Gillette, Wyoming for $120,000 in cash and a note payable for $480,000 due and payable in quarterly installments of $40,000 each plus accrued interest at rate of 1% over New York Prime, with the first installment due on January 31, 2008.  Occupational does onsite drug and alcohol testing primarily for the mining companies in the Gillette, Wyoming area.  Occupational Testing’s revenues for the nine months ended September 30, 2007 were $614,671 and for the fiscal year ended December 31, 2006 were $698,097. The results of Occupational Testing have been included in the Company’s financial statements from the date of acquisition.

The Labwire management team is made up of experienced personnel along with two senior client service directors.  The core management team managed the sale of over $110 million in drug testing, backgrounds, and related services before forming Labwire, Inc. and taking advantage of their experience and expertise, including their in depth knowledge of the required Department of Transportation (“DOT”) testing regulations (49 CFR, Part 40).  As a result of these efforts, Labwire: (1) enables clients to effectively manage drug testing programs over the Internet; (2) provides clients with secure and centralized, collection and analysis of highly confidential data produced by drug testing; and (3) allows for Web-enabled access to individual test results and other detailed compliance reports.  These revenues account for approximately 60% of Labwire’s revenues.

Not just another database, the Labwire Platform was developed by our team of industry leaders to deliver comprehensive and secure employer information management services over the Internet. Labwire’s Network Administrator previously authored significant portions of the federal government’s HIPPA law.  At the same time, Labwire’s goal is to provide its customers with a comprehensive time-saving workflow automation system.

Our representatives have also served on national Office of Management and Budget (OMB) committees working to reduce the amount of paperwork involved in administering testing programs in the workplace.

Labwire maintains numerous federal and state certifications and works closely with strategic partners and key advisors to continually strive for ways to provide a high level of service and improve our processes and technology services.  See certifications and partners discussions below.

Services
Labwire simplifies the complex issues of security and compliance for employee screening programs in the workplace and significantly reduces administrative time and costs with a comprehensive full-service program.  Labwire has contracted the development of its proprietary software to control the process from the periodic selection of employees for random testing to the reporting of the results back to the clients.  Reports of our findings are generally delivered through a secure Internet connection or through other direct means.  The Company’s network administrator previously worked with the federal government and participated in the writing of the HIPPA laws.  Following are the services currently provided by Labwire;

—
Secure and Compliant Drug Testing.  The majority of the Company’s drug testing clients are required under some federal (49cfr part 40) or state regulation to perform random periodic drug testing on its employees.  Labwire will select randomly a certain number of client employees and give the list to the client who will give notice to the selected employees.  These employees will have a certain length of time to go to a collection facility using certified specimen collectors as required by the Department of Transportation (Clients have a list of certified facilities, both primary and backup, that their employees can use 24 hours a day) and provide a sample for testing.  Our comprehensive nationwide network of collection sites features on-demand access of a complete database with important information including certification, performance monitoring, hours of operation and need for appointments.  Labwire contracts with only SAMHSA certified and accredited laboratories.  When employees present themselves at the collection facility they have to provide a picture ID and the chain of control over the sample is begun.  The collection facility takes the sample and completes the paperwork and the sample and paperwork are forwarded to a lab that is certified by the federal government.  The lab results are reviewed by a medical review officer, certified by national certification associations, and if the sample tests positive, they will go through a protocol to determine if it should be classified as substance abuse.  The medical review officer’s report is then forwarded simultaneously to the client and Labwire.  Labwire securely delivers fast, real-time laboratory test results and reports by Web, e-mail Adobe Acrobat* pdf file attachments, fax or phone-24 hours a day, 7 days a week.

—
Custom Statistical Reports and Data Transfer Services.  Labwire works with new clients to establish customized software programs and Internet services to issue reports the way that clients like support custom data interfacing with all facets of the drug testing program to insure that it is compliant with federal and state laws and also gives the client and the employees their proper corporate and individual protections.

—
Collection Site Management and Billing Consolidation.  Labwire can manage the myriad of specimen collections through the thousands of sites in Labwire’s database, which will free up client resources and relieve them from this daunting administrative task.

—
Background Checks.  Labwire also has the ability to provide its clients with background check services.   Up until recently this service has been outsourced with Labwire making a commission on the fee charged by the contracted company.  Labwire has recently acquired access to national data bases and has started to perform its own background checks.  This service generates reports about a prospective employee’s criminal record, motor vehicle violations, credit standing and involvement in civil litigation.  Labwire’s margins on this service can be increased by approximately 20%, if done in house.

—
Training.  Labwire provides real-time, online federally mandated supervisor training and employee education that conforms to all DOT modality requirements in addition to DOD and DOE.  In addition Labwire has just developed a program for employee training as required under the Fair and Accurate Credit Transaction Act of 2003 (FACTA), and will begin marketing this product by September 2008.  The education and training system operates 24/7, is accessible over the Internet, and provides audit tracking information and annual notification to the clients for ongoing re-training of supervisors as defined in federal rules.  This program has high margin numbers as do all software driven products and should very favorably affect net margins.

—
Security Services.  Labwire (dba Labwire Security, Inc.) contracts with American K-9 Bomb Search, Inc., which is one-half owned by Labwire’s Chairman and Chief Executive Officer, to perform security services.  Labwire Security, Inc. is fully licensed with the State of Texas.  This security model features a web based solution for reporting and record keeping delivered with a traditional hand on type product giving client security managers the ability to manage more locations more securely, effectively, and at lower costs.  A typical weekly consolidated, online report to a client would contain the numbers and types of vehicles entering, license plates numbers, rail and marine traffic, incident reports, the times of entering and leaving, observations of persons and contents, etc.  These reports now allow for the efficient use of resources by security services and client resources to be managed globally rather than autonomously as now done in most industries.   Labwire is paid a 5% commission for the K-9 security services that it refers to Labwire Security, Inc.  The commissions received by the Company have been less than 1% of the Company’s gross revenues.

—
Data Management and Transmission.  Labwire has the ability to provide its clients with secure and compliant, real-time online data management through an off-site facility.  Your entire workflow can be managed and automated through the use of Labwire’s interfaces. Data transmission to and from MROs and Collection Sites is seamless.  Labwire has just implemented a customized, completely integrated reporting and data management solution with a large aerospace client’s Human Resources (HR) management system.

 Market Opportunity
Virtually unheard of less than fifteen years ago, drug testing experienced explosive growth throughout the 1990’s and is now a $5.9 billion industry, according to estimates from Standard and Poors.  Under President Ronald Reagan, federal employees were required to undergo mandatory drug testing with a zero tolerance policy, followed in 1988 by Congressional passage of the Drug-Free Workplace Act, requiring all federal contractors to maintain a drug free workplace.  This was followed by the Omnibus Transportation Employee Testing Act of 1991, which implemented compulsory and random drug testing for employees in sensitive transportation positions such as mass transit operators, commercial truck drivers, and airline pilots.  With these massive federal drug testing programs in place, private employers soon followed suit.  The economic cost of drug and alcohol abuse in the workplace is tremendous, estimated at between $100 billion and $200 billion each year.  It has been proven that employed drug users are more prone to accidents, have higher absenteeism rates, higher medical costs, and perform only at about 67% of their ability.  All told, 87% of the nation’s largest companies test their employees or applicants for drugs, according to a 2001 survey by the American Management Association.

Marketing and Sales
Labwire intends to promote itself to large and mid-sized corporations, which conduct their own internal drug screening programs or currently utilize a TPA.  To this end, Labwire has developed strategic relationships with a variety of industry organizations, such as the Substance Abuse Program Administrators Association (SAPAA), the premier trade association for both third party administrators (TPAs) and large corporate Drug & Alcohol administrators, and Drug and Alcohol Testing Industry Association (DATIA) primarily focused on TPAs and collection site operations nationally.

Recently, Labwire has begun utilizing alliance agreements with much larger vendors to promote our products and expand our service offerings and our revenue base.  Our new alliance with USIS Commercial Services, Inc. (“USIS”) allows us the opportunity to grow our drug and alcohol services through their existing client base.  The USIS agreement was entered into on April 3, 2008 for an initial term of two (2) years.  USIS will perform all of the billings and receive a ten percent (10%) commission on revenue received by Labwire from USIS referral customers.  We are currently exploring three other alliance opportunities in the areas of employee training, national and international specimen collection solutions, and additional background and federally required employment solutions.

Also, Labwire will conduct direct sales on a highly targeted basis utilizing senior experienced representatives and outside industry specific consultants to develop both key vertical customers and channels.

In addition to strategic relationships and direct sales approaches, Labwire will conduct its own advertising, public relations and media campaign that will include print, broadcast, Internet, trade journals, direct mail and all other applicable news media.  Further, we intend to accomplish our public relations campaign through a variety of means including, but not limited to, the distribution of press releases and the arranging of press interviews.

Competition
Testing for drug use and abuse has evolved at a dramatic rate from a small minority of companies testing employees for substance abuse in the mid-1980s to the practice becoming standard in almost all government agencies and large corporate firms in the 1990s.  Legislation requiring the testing of all transportation industry workers, as well as court decisions upholding the legality of testing high school students, is making drug testing commonplace in all segments of society.  Overall, the drugs of abuse market was projected to witness average annual growth of about 4.7% from 2002 to 2007 [Business Communications Company – July 2002].  Labwire’s principals have provided client oriented “service philosophy” substance abuse management services for the past 21 years.  The Labwire operating platform, which provides modular delivery systems, procedures compliant with HIPAA protocols standards (unique within the industry), and live user-friendly access to all clients, all while adhering to ISO 9000:2000 certification standards specifically for employee screening (also unique within the industry).

HIPPA protocols in healthcare are based on the premise that all personally identifiable information (PII) (social security #, name, address, phone number, medical records, etc.) should be protected and that every instance of access to this record by any party be not only noted, but also be available at any time in a  written, reproducible audit trial upon demand.   Labwire’s proprietary software does exactly what he law requires in HIPPA. We can reproduce every single access to any PII in our entire database of employee information and deliver a compliant audit trail. We fully expect our industry to require these same standards in the future and we are already operating our system to these levels of data security.

ISO 9000 (more formally ISO9001:2000) is an international quality standard that defines minimum requirements for a company’s Quality Management System (QMS). A company’s QMS comprises the organization’s policies, procedures and other internal requirements that ensure customer requirements are met with consistency resulting in customer satisfaction.  Labwire specifically addresses the concerns generated by the growing “commodity philosophy” (the industry has moved toward a stance of selling drug testing and backgrounds on a commodity basis with no real value added mark-ups or margins, basically acknowledging that all deliverables from any supplier are the same. Labwire now prices based on the value added by our levels of client service (both personnel and software) and seeks to attain higher margins than it has in the past when we too had adopted this commodity approach currently prevalent within the industry.

 With the recent acquisition of traditional TPA’s by corporate entities not previously involved in substance abuse management, the need for a return to a service based philosophy is apparent.  Labwire’s experienced staff and compliant platform are ready to provide its clients with our marketing focus; “Great Service … Period.”

 Labwire Inc. achieved ISO 9000:2000 certification in April 18, 2005 and has just celebrated our third successful annual audit and re-certification. ISO 9000 is a family of standards for quality management systems. ISO 9000 is maintained by ISO, the International Organization for Standardization and is administered by accreditation and certification bodies. Some of the requirements in ISO 9001 (which is one of the standards in the ISO 9000 family) include

—	a set of procedures that cover all key processes in the business;
—	monitoring processes to ensure they are effective;
—	keeping adequate records;
—	checking output for defects, with appropriate and corrective action where necessary;
—	regularly reviewing individual processes and the quality system itself for effectiveness; and
—	facilitating continual improvement

A company or organization that has been independently audited and certified to be in conformance with ISO 9001 may publicly state that it is “ISO 9001 certified” or “ISO 9001 registered”.
Labwire’s methods of marketing in this competitive industry consists of traditional marketing ventures, including direct mail campaigns, selective media advertising, and participation in targeted conferences and trade shows.  In addition, Labwire is uniquely able to draw upon the extensive experience of its management to capitalize on personal contacts with key industry players and deliver a quick response at critical times.  Labwire believes that it has competitive advantages over its competitors with its Labwire™ Platform, which is a proprietary, web-based application that streamlines the complex regulatory and record management activities associated with employee screening, delivering accurate timely results while eliminating service calls and paper trails. All the data is on one page and the software is very easy to learn and use.  This comprehensive solution to managing employee screening services is a very t efficient and cost-effective platform in the industry and the only one, to the Company’s knowledge, that is currently compliant with HIPPA regulations.

Labwire also has joint marketing ventures with key suppliers, such as USIS discussed above, which allows it access to large companies across the country.

Principal Suppliers and Partners

Suppliers
Data represents a key ingredient in most of our products. In obtaining such data, we draw upon a wide variety of sources, including governmental agencies, credit reporting agencies, competitors, customers, third parties which compile public record information and on-line search services. Many of our suppliers provide this data in electronic format. We do not anticipate the termination of any significant relationship with any of our data suppliers. Because we believe we could acquire necessary data from other sources, we do not believe that the termination of any supplier relationship would have a material adverse effect on our financial condition or operating results.

In connection with our occupational health services, we depend upon services provided by specimen collection agencies and laboratories. There is significant competition among suppliers of these services and, consequently, we do not believe the termination of our relationship with any of these suppliers would have a material adverse effect on its financial condition or operating results.

We obtain some of our data from consumer credit reporting agencies. Any of these suppliers could stop supplying this data or could substantially increase their prices. Withholding this data could have a material adverse effect on our business, financial condition or results of operations.

We ally ourselves with the top industry institutions in laboratory analysis (only SAMHSA certified facilities) and medical review (only licensed physicians certified by the American Association of Medical Review Officers) in determining the final results of the drug test, including:

—
LabCorp - A major player in the forensic testing world, LabCorp offers versatility, service and fully integrated reporting systems to serve our clients.  The Company’s predecessor company, Workplace Screening Services, Inc., entered into a master service agreement with Laboratory Corporation of America Holdings on January 22, 2004 for a one year term with automatic annual extensions unless cancelled by either party.  As of the date of this filing, neither company has given notice of intention to cancel.  The fees for services provided by LabCorp vary by the type service provided.

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Substance Abuse Program Administrators Association - The Substance Abuse Program Administrators Association (SAPAA) mission is to establish, promote, and communicate the highest standards of quality, integrity, and professionalism in the administration of workplace substance abuse prevention programs through education, training and the exchange of ideas. SAPAA’s membership is comprised of TPA’S, In-house administrators, MRO’s, SAP’s, Collection Sites and Government Agencies. Labwire’s CEO was one of the 5 founding members of SAPAA. As a founding member, we are very proud to have had a small part in providing these services to the entire industry.

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DATIA - DATIA’s mission is to represent the drug and alcohol testing industry in Washington, D.C. on key legislative and regulatory issues, to expand the workplace drug and alcohol testing market, to provide members information, resources and benefits important to their operations and to promote the highest possible standards for the industry.

—	Quest Diagnostics - The largest drug testing laboratory in the US, Quest Diagnostics is consistently a leader in providing excellent analysis services and customer service.
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LabOne - LabOne is a fully accredited and certified national laboratory that provides high-quality drug testing and responsive service. Through their centralized laboratory in Lenexa KS they provide rapid turnaround time from all parts of the country. LabOne does more DOT testing than any other laboratory in the US, and is an innovator of new technologies.  They are currently owned by Quest Diagnostics (see above).

Dependence on Major Customers
Labwire is not dependent on one or a few customers.

Patents, Trademarks and Licenses
The Company maintains its Labwire Platform and management systems as proprietary systems and has a trademark on the name Labwire with the Reg. No. 2,674,091 as granted on June 24, 2003 under Sections 8 and 15 of the Trademark Act by the Director of the U.S. Patent and Trademark Office.  The Company controls access to and distribution of its proprietary information.

Governmental Regulation
Although generally our services do not require governmental approvals, our business is subject to various federal and state regulations that may impact our services. For example, the Federal Fair Credit Reporting Act, Fair and Accurate Credit Transactions Act, the Drivers Privacy Protection Act, the CAN-SPAM act, federal and state laws relating to drug testing, federal and state tax credit laws, state private investigator laws, federal and state laws regulating to residential-leasing and landlord services, federal and state laws regulating the hiring process, and various state laws regulating services that include disclosure of personal information.

Many state and local laws require certain of strategic partners and employees engaged in providing our investigative services products to be licensed as private investigators. Some state and local governments require the same with respect to our employee screening services.

Historically, we have been able to comply with existing laws and regulations without incurring substantial costs or restrictions on our business.

The US Department of Transportation reserves the right to restrict non-compliance service providers from performing services for programs covered under 49 CFR 40.  Labwire is in full compliance with all such regulations.

Certifications
Based on stringent U.S. Department of Transportation standards and protocols, Labwire services are of the highest standards and fully defensible. We only ally ourselves with fully licensed providers.  Our services conform to recognized certification and/or compliance, including:

—	U.S. Department of Health and Human Services (DHHS)
—	Substance Abuse and Mental Health Services Administration (SAMHSA)
—	National Institute on Drug Abuse (NIDA)
—	College of American Pathologists (CAP)
—	Drug Enforcement Administration (DEA)
—	State Department of Health licensing (where required)
—	Health Insurance Portability and Accountability Act of 1996 (HIPAA)
—	International Organization for Standardization (ISO9000)
—	Fair Credit Reporting Act of 2001 (FCRA)
—	Fair and Accurate Credit Transaction Act of 2003 (FACTA)

Research and Development
Labwire has spend approximately $142,142, $334,461,  and $264,621during the nine months ended September 30, 2008 and the years ended December 31, 2007 and 2006, respectively, on development of its proprietary software to manage corporate drug testing on line.

Employees
Labwire has seven full-time employees and 25 service contract individuals available as used.  Labwire has no collective bargaining agreements with its employees.  Labwire believes that its employee relationships are satisfactory.

Reports to Security Holders
The Company recently became subject to the reporting requirements of Section 13 of the Exchange Act.  The Company must now file annual, quarterly and periodic reports with the Securities and Exchange Commission (“SEC”).

The public may read and copy any materials filed by the Company with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549.  The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The Company is an electronic filer and the SEC maintains an Internet site that contains reports and other information regarding the Company that may be viewed at http://www.sec.gov.

Our Common Stock
Our Common Stock is quoted on the over-the-counter Pink Sheets LLC electronic quotation service under the symbol “LBWR.PK.”

Corporate Information
Our principal executive offices are located at 1514 FM 359, Brookshire, Texas  77423, and our telephone number is (281) 934-3153. Our website is located at www.labwire.com.

ITEM 1A.  RISK FACTORS
An investment in our Common Stock is highly speculative and is not an appropriate investment for investors who cannot afford the loss of all or part of their investment. The risks described below are all of the material risks that we are currently aware of facing.  Additional risks and uncertainties not presently known to us may also impair our business operations. If any of the following risks actually occur, our business, financial condition, and results of operations could be seriously harmed.  You could lose all or part of your investment due to any of these risks.

Our business is difficult to evaluate because we have a limited operating history.
Labwire was incorporated on October 8, 2004, but has only recently begun to generate meaningful revenue. Because of our limited operating history, we do not have significant historical financial information on which to base planned revenues and operating expenses. For the nine months ended September 30, 2008 and the years ended December 31, 2007, 2006 and 2005, respectively, gross revenues were approximately $3,168,726, $4,799,631, $3,701,742 and $2,665,364, respectively and the net income (loss)  was $145,367, $345,679, $(500,981) and $267,876, respectively.  We expect to experience fluctuations in future quarterly and annual operating results that may be caused by many factors, including:

—	our ability to achieve significant sales for our products and services;
—	the cost of technology, software and other costs associated with production and distribution;
—	the size and rate of growth of the market for Internet products and online content and services;
—	the potential introduction by others of products that are competitive with our products; and
—	the general economic conditions in the United States and worldwide.

In view of the foregoing, our results of operations and projections of future operating results are not necessarily meaningful and should not be relied upon as an indication of future performance.

We are dependent on information suppliers. If we are unable to manage successfully our relationships with a number of these suppliers, the quality and availability of our services may be harmed.
We obtain some of the data used in our services from third party suppliers and government entities. If a number of suppliers are no longer able or are unwilling to provide us with certain data, we may need to find alternative sources. If we are unable to identify and contract with suitable alternative data suppliers and integrate these data sources into our service offerings, we could experience service disruptions, increased costs and reduced quality of our services. Additionally, if one or more of our suppliers terminates our existing agreements, there is no assurance that we will obtain new agreements with third party suppliers on terms favorable to us, if at all. Loss of such access or the availability of data in the future due to increased governmental regulation or otherwise could have a material adverse effect on our business, financial condition or results of operations.

We may be subject to increased regulation regarding the use of personal information.
Certain data and services we provide are subject to regulation by various federal, state and local regulatory authorities. Compliance with existing federal, state and local laws and regulations has not had a material adverse effect on our results of operations or financial condition to date. Nonetheless, federal, state and local laws and regulations in the United States designed to protect the public from the misuse of personal information in the marketplace and adverse publicity or potential litigation concerning the commercial use of such information may increasingly affect our operations and could result in substantial regulatory compliance expense, litigation expense and a loss of revenue.

We face significant security risks related to our electronic transmission of confidential information.
We rely on encryption and other technologies to provide system security to effect secure transmission of confidential or personal information. We may license these technologies from third parties. There is no assurance that our use of applications designed for data security, or that of third-party contractors will effectively counter evolving security risks.

A security or privacy breach could:
—	expose us to liability;
—	increase our expenses relating to resolution of these breaches;
—	deter customers from using our services; and
—	deter suppliers from doing business with us.

Any inability to protect the security and privacy of our electronic transactions could have a material adverse effect on our business, financial condition or results of operations.

Labwire may be adversely affected by recent high-profile events involving data theft at a number of information services companies.
Several information services companies that are competitors of Labwire have recently been involved in high-profile events involving data theft. These incidents or similar data theft incidents in the future could impact Labwire.  In particular, these events could result in increased legal and regulatory scrutiny of the industry in general and specific information services companies in particular and changes in federal, state and local laws and regulations in the United States designed to protect the public from the misuse of personal information in the marketplace. Changes in the laws and adverse publicity or potential litigation concerning the commercial use of such information may affect Labwire’s operations and could result in substantial regulatory compliance expense, litigation expense and a loss of revenue.

We could face liability based on the nature of our services and the content of the materials provided which may not be covered by insurance.
We may face potential liability from individuals, government agencies or businesses for defamation, invasion of privacy, negligence, copyright, patent or trademark infringement and other claims based on the nature and content of the materials that appear or are used in our products or services. Insurance may not be available to cover claims of these types or may not be adequate to cover us for all risks to which we are exposed. Any imposition of liability, particularly liability that is not covered by insurance or is in excess of our insurance coverage, could have a material adverse effect on our business, financial condition or results of operations.

We may not be able to pursue our acquisition strategy.
Our strategy is to grow through acquisitions. We may not be able to identify suitable acquisition candidates, obtain the capital necessary to pursue our acquisition strategy or complete acquisitions on satisfactory terms. A number of our competitors also have adopted the strategy of expanding and diversifying through acquisitions. We likely will experience competition in our effort to execute on our acquisition strategy, and we expect the level of competition to increase. As a result, we may be unable to continue to make acquisitions or may be forced to pay more for the companies we are able to acquire.

The integration of companies we acquire may be difficult and may result in a failure to realize some of the anticipated potential benefits of our acquisitions.
When we acquire companies or businesses, we may not be able to integrate or manage these businesses so as to produce returns that justify the investment. Any difficulty in successfully integrating or managing the operations of the businesses could have a material adverse effect on our business, financial condition, results of operations or liquidity, and could lead to a failure to realize any anticipated synergies. Our management also will be required to dedicate substantial time and effort to the integration of our acquisitions. These efforts could divert management’s focus and resources from other strategic opportunities and operational matters.  The exact amount of funds raised, if any, will determine how aggressively we can grow and what additional projects we will be able to undertake. No assurance can be given that we will be able to raise additional capital, when needed or at all, or that such capital, if available, will be on terms acceptable to us. If we are not able to raise additional capital, the growth of our business could suffer.

Our success will be limited if we are unable to attract, retain and motivate highly skilled personnel.
Our future success also will depend on our ability to attract, retain and motivate highly skilled engineering, management, sales and other key personnel. Competition for such personnel is, at times, intense in the Internet industry, and we may be unable to successfully attract, integrate or retain sufficiently qualified personnel. In addition, our ability to generate revenues relates directly to our personnel in terms of both numbers and expertise of the personnel we have available to work on the projects. Moreover, competition for qualified employees may require us to increase our cash or equity compensation, which may have an adverse effect on earnings.

Any system failure or slow down could significantly harm our reputation and damage our business.
System failures would harm our reputation and reduce our attractiveness to clients. Our ability to attract potential clients will depend significantly on the performance of our network infrastructure. In addition, a key element of our strategy is to perform services for clients to increase their usage of our services. Usage of our online services could strain the capacity of our infrastructure, resulting in a slowing or outage of services and reduced traffic to clients’ web sites. We may be unable to improve our technical infrastructure in relation to increased usage of our services. In addition, the users of the systems we deploy for our clients depend on Internet service providers, online service providers and other web site operators for access to our web sites. Many of these providers and operators have also experienced significant outages in the past, and they could experience outages, delays and other difficulties due to system failures unrelated to our systems. We may provide some of our clients with a service level agreement guarantee based on the size of the client and the amount of the business generated with our Company. This guarantee could result in financial penalties to us that could have a material adverse effect on our business, financial condition and operating results.

We compete in a highly competitive market and many of our competitors have greater financial resources and established relationships with major corporate customers.
The information industry in which we operate is highly competitive, and is expected to remain highly competitive. In each of the markets served, we compete on the basis of price, quality, customer service and product and service selection. Our competitive position in various market segments depends upon the relative strength of competitors in the segment and the resources devoted to competing in that segment. Due to their size, certain competitors may be able to allocate greater resources to a particular market segment than we can. As a result, these competitors may be in a better position to anticipate and respond to changing customer preferences, emerging technologies and market trends. In addition, new competitors and alliances may emerge to take market share away. We may be unable to maintain or strengthen our competitive position in our market segments, especially against larger competitors. We any incur additional costs to upgrade systems in order to compete. If we fail to successfully compete, our business, financial position and results of operations may be adversely affected.

Our business could suffer if we are unable to protect our intellectual property rights or are liable for infringing the intellectual property rights of others.
We regard our Labwire software platform as critical to our success, and we rely upon and confidentiality and license agreements with our employees, strategic partners, and others to protect our proprietary rights, which can have only limited effectiveness.

Further, we may be subject to claims in the ordinary course of our business, including claims of alleged infringement of the trademarks, copyrights and other intellectual property rights of third parties by us and our licensees.

Other parties may assert claims of infringement of intellectual property or other proprietary rights against us. These claims, even if without merit, could require us to expend significant financial and managerial resources. Furthermore, if claims like this were successful, we might be required to change our trademarks, alter our content or pay financial damages, any of which could substantially increase our operating expenses. We also may be required to obtain licenses from others to refine, develop, market and deliver new services. We may be unable to obtain any needed license on commercially reasonable terms or at all, and rights granted under any licenses may not be valid and enforceable. In the future we could be subject to legal proceedings and claims from time to time in the ordinary course of our business, including claims of alleged infringement of trademarks and other intellectual property rights of third parties by us and our licensees. Any such claims could have a material adverse effect on our business, financial condition and operating results.

We face potential liability related to the privacy of health information we obtain.
Most health care providers, from which we may obtain patient information, are subject to privacy regulations promulgated under the Health Insurance Portability and Accountability Act of 1996, or HIPAA. Although we are not directly regulated by HIPAA, we could face substantial criminal penalties if we knowingly receive individually identifiable health information from a health care provider that has not satisfied HIPAA’s disclosure standards. Further, we may face civil liability if our HIPAA compliant system fails to satisfy its disclosure standards. Claims that we have violated individuals’ privacy rights or breached our contractual obligations, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business.

Our business will not succeed if we are unable to keep pace with rapid technological changes.
We use the Labwire Platform technology designed by our Company and other information technology to better serve our clients and reduce costs. These technologies likely will change and may become obsolete as new technologies develop. Our future success will depend upon our ability to remain current with the rapid changes in the technologies used in our business, to learn quickly to use new technologies as they emerge and to develop new technology-based solutions as appropriate. If we are unable to do this, we could be at a competitive disadvantage. Our competitors may gain exclusive access to improved technology, which also could put us at a competitive disadvantage. If we cannot adapt to these changes, our business, financial condition or results of operations may be materially affected in an adverse manner.

If we suffer system failures or overloading of computer systems, our business and prospects could be harmed. The success of our online offerings is highly dependent on the efficient and uninterrupted operation of our computer and communications hardware systems. Fire, floods, earthquakes, power fluctuations, telecommunications failures, hardware “crashes,” software failures caused by “bugs” or other causes, and similar events could damage or cause interruptions in our systems. Computer viruses, electronic break-ins or other similar disruptive problems could also adversely affect our websites. If our systems, or the systems of any of the websites on which we advertise or with which we have material marketing agreements, are affected by any of these occurrences, our business, results of operations and financial condition could be materially and adversely affected.

We presently carry insurance policies that cover losses that may occur due to any failures or interruptions in our systems. We do have a secondary “off-site” system and a formal disaster recovery plan. In addition, our users depend on Internet service providers and other Internet site operators for access to our websites. Many Internet service providers have experienced significant outages in the past, and could experience outages, delays and other difficulties due to system failures unrelated to our systems. If we experience any of these problems, and if our insurance did not cover the costs of such occurrences, our business, results of operations and financial condition could be materially and adversely affected.

Disruptions to the business of our strategic partners could affect our business.
The success of our business depends on the continued uninterrupted use of the technology supplied to us by our strategic partners. If the business operations of any of our strategic partners are materially disrupted, our operations may be disrupted and, as a result, our financial condition could be materially and adversely affected.

We are dependent on our management and employees.
We are dependent on the services of our executive officers and key employees. As of this date, we have 7 fulltime employees, 3 of whom are members of management.  We do not have an employment agreement with any member of management.  Moreover, no member of management has entered into a covenant not to compete agreement with us.  As result, each member of management may discontinue providing his services to us at any time and for any reason, and even thereafter commence competition with us. We currently do not maintain key-man life insurance policies on key executive officers of the Company.  There can be no assurance that we can obtain executives of comparable expertise and commitment in the event of death, or that our business would not suffer material adverse effects as the result of the death, disability or voluntary departure of any such executive officer. Further, the loss of the services of any one or more of these employees could have a materially adverse effect on our business and our financial condition.  In addition, we will also need to attract and retain other highly skilled technical and managerial personnel for whom competition is intense. If we are unable to do so, our business, results of operations and financial condition could be materially adversely affected.

We may issue additional shares that could dilute your potential ownership interest and limit the ability of a third party to obtain voting control.
Some events over which investors in the Company have no control could result in the issuance of additional shares of our Common Stock or issuances of preferred stock (of which none is currently outstanding), which would dilute your ownership percentage in Labwire, Inc.  We may issue additional shares of Common Stock:
—	to raise additional capital or finance acquisitions;
—	upon the exercise or conversion of outstanding warrants or convertible notes;
—	in lieu of cash payment of interest on our outstanding convertible subordinated notes; or
—	to vendors in exchange for products or services.

We will incur increased costs as a result of becoming a reporting company.
In April 2008, we became a Securities and Exchange Commission (“SEC”) reporting company. Prior to this time, we have not filed reports with the SEC and had no history operating as a reporting company. In addition, the Sarbanes-Oxley Act of 2002, as well as a variety of related rules implemented by the SEC, have required changes in corporate governance practices and generally increased the disclosure requirements of public companies. For example, as a result of becoming a reporting company, we will be required to file periodic and current reports, proxy statements and other information with the SEC and we must adopt policies regarding disclosure controls and procedures and regularly evaluate those controls and procedures. As a reporting company, we will incur significant additional legal, accounting and other expenses in connection with our public disclosure and other obligations. Management will be engaged in assisting executive officers, directors and, to a more limited extent, stockholders, with matters related to insider trading and beneficial ownership reporting. Although not presently applicable to us, in the future we will be required to establish, evaluate and report on our internal control over financial reporting and to have our registered independent public accounting firm issue an attestation as to such reports.

We have incurred, and expect to continue to incur, increased general and administrative expenses as a reporting company. We also believe that compliance with the myriad rules and regulations applicable to reporting companies and related compliance issues will divert time and attention of management away from operating and growing our business.

Being a public company also increases the risk of exposure to class action stockholder lawsuits and SEC enforcement actions, and increases the expense to obtain appropriate director and officer liability insurance on acceptable or even reduced policy limits and coverage. As a result, we may find it more difficult to attract and retain qualified persons to serve on our board of directors or as executive officers.

Our Common Stock is subject to the SEC’s penny stock rules, and, therefore, broker-dealers may experience difficulty in completing customer transactions and trading activity in our securities may be adversely affected.
A penny stock is generally defined under the Securities Exchange Act of 1934, as amended (“Exchange Act”) as any equity security other than a security that: (i) is an national market system stock listed on a “grandfathered” national securities exchange, (ii) is a national market system stock listed on a national securities exchange or an automated quotation system sponsored by a registered national securities association that satisfies certain minimum quantitative listing standards, (iii) has a transaction price of five dollars or more, or (iv) is a security whose issuer has met certain net tangible assets or average revenues, among other exemptions. Our Common Stock is not currently traded on a national securities exchange or quotation system sponsored by a national securities exchange and our price as reported on the Pink Sheets, LLC, is currently less than five dollars.

In accordance with the rules governing penny stocks, broker-dealers participating in transactions in low-priced securities must first deliver a risk disclosure document that describes the risks associated with such stocks, the broker-dealer’s duties in selling the stock, the customer’s rights and remedies and certain market and other information. Furthermore, the broker-dealer must make a suitability determination approving the customer for low-priced stock transactions based on the customer’s financial situation, investment experience and objectives. Broker-dealers must also disclose these restrictions in writing to the customer, obtain specific written consent from the customer and provide monthly account statements to the customer.

The effect of these restrictions may decrease the willingness of broker-dealers to make a market in our Common Stock, decrease liquidity of our Common Stock and increase transaction costs for sales and purchases of our Common Stock as compared to other securities. Broker-dealers may find it difficult to effectuate customer transactions in our Common Stock and trading activity in our Common Stock may be adversely affected. As a result, the market price of our Common Stock may be depressed and stockholders may find it more difficult to sell their shares of Common Stock.

If we fail to maintain an effective system of internal control over financial reporting and disclosure controls and procedures, we may be unable to accurately report our financial results and comply with the reporting requirements under the Exchange Act.
Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”), we will be required, beginning with our annual report on Form 10-K for the fiscal year ending December 31, 2009, to include in our annual reports on Form 10-K, our management’s report on internal control over financial reporting and the registered public accounting firm’s attestation report on our management’s assessment of our internal control over financial reporting. We intend to prepare an internal plan of action for compliance with the requirements of Section 404. As a result, we cannot guarantee that we will not have any “significant deficiencies” or “material weaknesses” within our processes. Compliance with the requirements of Section 404 is expected to be expensive and time-consuming. If we fail to complete this evaluation in a timely manner, we could be subject to regulatory scrutiny and a loss of public confidence in our internal control over financial reporting. In addition, any failure to establish an effective system of disclosure controls and procedures could cause our current and potential stockholders and customers to lose confidence in our financial reporting and disclosure required under the Exchange Act, which could adversely affect our business.

We are controlled by our principal stockholders and management, which will limit other stockholders’ ability to influence our operations and may affect the likelihood that other stockholders will receive a premium for your securities through a change in control.
Our executive officers, directors and principal stockholders and their affiliates own approximately 85% of the outstanding shares of Common Stock as of the date of this Registration Statement. These parties effectively control the Company and direct its affairs and have significant influence in the election of directors and approval of significant corporate transactions. The interests of these stockholders may conflict with those of other stockholders. This concentration of ownership may also delay, defer or prevent a change in control of us and some transactions may be more difficult or impossible without the support of these stockholders.

Our Common Stock has a very limited trading market.
Our Common Stock is traded on the over-the-counter Pink Sheets LLC electronic quotation service, an inter-dealer quotation system that provides significantly less liquidity than the NASDAQ stock market or any other national securities exchange. In addition, trading in our Common Stock has historically been extremely limited. This limited trading adversely affects the liquidity of our Common Stock, not only in terms of the number of shares that can be bought and sold at a given price, but also through delays in the timing of transactions and reduction in security analysts’ and the media’s coverage of us. As a result, there could be a larger spread between the bid and ask prices of our Common Stock and you may not be able to sell shares of our Common Stock when or at prices you desire.

We do not intend to pay dividends.
We currently intend to retain any future earnings to fund growth and, therefore, do not expect to pay any dividends to our stockholders in the near future.

Our bylaws provide for our indemnification of our officers and directors.
Our bylaws require that we indemnify and hold harmless our officers and directors, to the fullest extent permitted by law, from certain claims, liabilities and expenses under certain circumstances and subject to certain limitations and the provisions of Nevada law. Under Nevada law, a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, against expenses, attorneys fees, judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with an action, suit or proceeding if the person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation.

ITEM 2.  FINANCIAL INFORMATION
The following information should be read in conjunction with the financial statements of Labwire, Inc. and the notes thereto appearing elsewhere in this registration statement. Statements in this Item and elsewhere in this registration statement that are not statements of historical or current fact constitute “forward looking statements.”  All statements contained in this registration statement that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “expect,” “estimate,” “plan,” “will,” and similar expressions are generally intended to identify forward-looking statements. Most of the statements made herein are forward-looking.

Our business and results of operations are affected by a wide variety of factors, many of which are discussed under the heading “Risk Factors” and elsewhere in this registration statement, which could materially and adversely affect our actual results and us.  Because of these factors, we may experience material fluctuations in future operating results on a quarterly or annual basis, which could materially and adversely affect our business, financial condition, operating results and stock price.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we do not guarantee future results, levels of activity, performance or achievements. Except as required by law, we are under no duty to update or revise any of the forward-looking statements, whether because of new information, future events or otherwise, after the date of this registration statement.

Company Overview
Labwire, Inc. was incorporated in 2004 as a Nevada corporation and is headquartered in Brookshire, Texas, close to metropolitan Houston.   We are a leading provider of certain third party administrator (“TPA”) services.  As a provider of TPA services, we administer certain programs for our clients, allowing them to outsource matters that they would prefer not to undertake in-house on their own.  We act as a TPA with respect to the following three types of services:

1.
Drug testing and other employee screening – In connection with the provision of these services, we supervise specimen collection and test processing by federally certified labs.  We also provide a medical review officer, who interprets the results of the testing.  Moreover, unrelated to drug testing, we supervise background screening and on-site testing, which includes audio and vision testing, general employee physicals, and metal testing of employees engaged in operations such as mining.

2.
Employee training and online certification – In connection with the provision of these services, we have developed training and education programs to enable clients to comply with certain government regulations.  Currently, some of these programs deal with Department of Transportation regulations, while others deal with Federal Trade Commission regulations.  We plan to broaden our offering of these programs in the future, as we are able.

3.	Security – In connection with the provision of these services, we provide K-9 dog teams that search for bombs or drugs, supervise on-site physical security teams, and undertake some surveillance work.

We operate through two wholly-owned subsidiaries, Workplace Screening Services, Inc. and Occupational Testing, Inc.  We have developed the Labwire™ Platform, an innovative, proprietary Web-based application that (a) streamlines the complex regulatory and record management activities associated with our drug testing, and (b) offers our employee training and online certification programs.  This application figures prominently into our business strategy.  Moreover, our management team has extensive experience in our business and industry.

We became a reporting company with the U.S. Securities and Exchange Commission (the “Commission”) when our General Form for Registration of Securities on Form 10 became effective on or about April 14, 2008.

There can be no assurance that we will be successful in our business.  Our business involves numerous risks, the principal ones of which are described in the section captioned “ITEM 1A. RISK FACTORS.”

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this Report.  In addition to historical information, the discussion in this Report contains forward-looking statements that involve risks and uncertainties.  Actual results could differ materially from those anticipated by these forward-looking statements due to factors including, but not limited to, those factors set forth elsewhere in this Report and in the section captioned “ITEM 1A. RISK FACTORS.”

Results of Operations

Nine months ended September 30, 2008 compared with nine months ended September 30, 2007
The following table sets forth certain operating information (unaudited) regarding the Company for the nine month periods ended September 30, 2008 and 2007:

	Nine Months Ended September 30
	2008	2007
	(unaudited)	(unaudited)

Revenues	$ 3,168,726	$ 3,529,956
Cost of operations	1,707,178	2,285,302
Gross Profit	1,461,548	1,244,654
General and administrative expenses	1,221,616	849,246
Net income	$ 145,367	$ 338,125

Net income per share	$ 0.00	$ 0.00

Revenues
Revenues for the nine-month periods ended September 30, 2008 and 2007 were $3,168,726 and $3,529,956, respectively.  Our revenues decreased principally because the revenues in 2007 included approximately $208,000 in collections on accounts previously written off and the Company’s training and education contracts amounting to approximately $400,000 per quarter expired and are not expected to be renewed until the second quarter of 2009.

Operating Expenses
Operating expenses for the nine-month periods ended September 30, 2008 and 2007 were $1,221,616 and $849,246, respectively.  The $372,370 increase was primarily due an increase of $230,407 in the Company’s payroll expense primarily as the result of the addition of the OTI operation in Wyoming, a $24,566 increase in contract labor, a $18,956 increase in professional fees, a $24,871 increase in office supplies, a $30,586 increase in the amortization of capitalized software development and a $18,630 increase in postage and delivery expenses.

Operating Income
Our operating income for the nine-month period ended September 30, 2008 was $239,932 compared to an operating income of $395,408 for the nine-month period ended September 30, 2007.  The $155,476 decrease in operating income from the 2008 period to the 2007 period is attributed primarily to the approximately $208,000 in collections on accounts previously written off and collected during the nine-months ended September 30, 2007.  The Company would have experienced an approximately $75,000 increase in 2008 when the 2007 number is adjusted for the $208,000 and this increase would be attributable to the additional income from the OTI subsidiary.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006
The following table sets forth certain comparative operating information regarding Labwire:

	Year Ended December 31,
	2007	2006
Sales	$ 4,557,699	$ 3,701,742
Cost of Goods Sold, net of depreciation	3,094,530	2,552,686
Gross Profit	1463,169	1,149,056
Operating Expenses:
Selling, general and administrative	604,545	1,101,325
Depreciation	23,580	16,022
Total Operating Expenses	1,284,911	1,617,937
Income (Loss) from Operations	178,258	(468,881)
Net (loss)	103,747	(500,981)

Basic Earnings (loss) per Share	$ .0007	$ (.0036)

Revenues
Total revenues for fiscal years 2007 and 2006 were $4,557,699 and $3,701,742, respectively, as the operations of Labwire grew 23% as the result of increased test procedures and training and education courses administered by the Company.

Selling, General and Administrative Expenses
General and administrative expenses decreased from $1,010,325 in fiscal year 2006 to $604,545 in the fiscal year ended December 31, 2007. This decrease is principally attributable to the Company’s ability to outsource drug testing services and reduce payroll and related general and administrative services relative to the increase in revenues.

Results of Operations
Our operating income for the year ended December 31, 2007 was $178,258 compared to an operating loss of ($468,881) for the year ended December 31, 2006.  The $647,139 increase in operating income from the 2006 period to the 2007 period is attributed to a $549,733 increase in gross profit resulting from increase in test procedures performed and a decrease of $349,338 in operating expenses, again reflecting the Company’s ability to increase its monthly drug testing services revenues and outsource these drug testing services to reduce payroll and general and administrative services.

The Company had a net income of $103,747 for the year ended December 31, 2007 compared to a net loss of $(500,981) for the year ended December 31, 2006.   This increase of 604,728 is principally attributable to the Company’s ability to increase its monthly drug testing services revenues and outsource these drug testing services to reduce payroll and general and administrative services.

Liquidity and Capital Resources
From inception until the third quarter of 2007, our primary sources of capital were proceeds from private placements of our common stock, loans from shareholders and bank lines of credit.  We began to experience positive cash flow in the third quarter of 2007, which has allowed us to provide our own operating capital for our operations and reduced the need to access outside capital sources to support current operations.  We currently require approximately $130,000 per month to fund our recurring operations. This amount would likely increase if we expand our sales and marketing efforts and continue to develop new products and services as are our plans.  Our cash needs are primarily attributable to funding sales and marketing efforts, strengthening technical and helpdesk support, expanding our development capabilities, and building administrative infrastructure, including costs and professional fees associated with being a public company.  We intend to meet our immediate capital needs from cash flow provided from operations.  We believe that we have sufficient funding to cover our cash needs for the next 12 months, although there can be no assurance in this regard.

As of September 30, 2008, we had cash and cash equivalents of $77,485.  The largest uses of our funds are funding general and administrative expenses and salaries and related expenses.  As of September 30, 2008, we had total current liabilities of $961,488 and total current assets of $1,125,094, with our current assets exceeding our current liabilities by $163,606.

Net cash used by operating activities was $458,461 for the nine months ended September 30, 2008, compared to net cash provided by operating activities of $73,154 for the nine months ended September 30, 2007.  The increase in cash used by operating activities in comparing the nine months ended September 30, 2008 to the nine months ended September 30, 2007 can be attributed primarily to 2008 having a net loss of $96,565 compared to 2007 having a net income of $338,125.

We have two outstanding loans with Frost National Bank (“Frost”).  On February 13, 2008, we established a $300,000 revolving line of credit with Frost that originally scheduled to mature on February 13, 2008.  However, on or about March 4, 2008, we converted this revolving line of credit into a term note with an original principal amount of approximately $241,932.  This term note is due and payable in 36 level monthly payments.  The interest rate on the outstanding balance of this term note is a floating rate of prime plus 1%.  This term note is secured by our accounts receivable.  The outstanding principal balance on this term note as of September 30, 2008 was $204,143.

On or about March 4, 2008, we established a new $300,000 revolving line of credit with Frost that is scheduled to mature on February 13, 2010, at which time a balloon payment comprised of all outstanding principal and accrued interest must be paid.  The interest rate on the outstanding balance of the revolving line of credit is a floating rate of prime plus 1%, and a payment of all accrued interest is due monthly throughout the term of the line of credit.  This revolving line of credit is secured by our accounts receivable.  The outstanding principal balance on this line of credit as of September 30, 2208 was $300,000.
As of September 30, 2008, we also had a $434,355 promissory note outstanding and payable at a floating rate of interest of prime plus 1%.  The note is related to the purchase of Occupational Testing, Inc.

As of September 30, 2008, we also had a $300,000 promissory note outstanding and payable at an interest rate of 4% per annum and payable on December 31, 2008.

The long-term success of our operations depends on our ability to (1) increase the deployment of our Labwire™ Platform, (2) significantly increase our services revenue through the deployment of the Labwire™ Platform, both through increases in drug and alcohol testing, and usage of employee training and online certification programs, and (3) increase our revenues from K-9 security services.  We intend to raise additional capital through an offering of our Common Stock or other securities to provide additional working capital to fund the expansion of operations through acquisitions and the addition of new clients through marketing efforts and joint ventures with other service organizations.  We intend to seek up to approximately $2.0 million in capital in the near future in this connection.  The exact amount of funds raised, if any, will determine how aggressively we can grow and what additional projects we will be able to undertake.  Assuming that we are able to raise the $2.0 million in new capital, we currently anticipate spending approximately $250,000 in marketing and sales in its efforts to sign new clients and seek additional alliances.  No assurance can be given that we will be able to raise additional capital, when needed or at all, or that such capital, if available, will be on terms acceptable to us.  If adequate funds are not available on acceptable terms, our business, results of operations and financial condition could be materially adversely affected.  In a worst-case scenario, we would have to scale back or cease operations, and we might not be able to remain a viable entity.

In addition common stock may also be issued for conversion or settlement of debt and/or payables for equity, future obligations which may be satisfied by the issuance of common shares, and other transactions and agreements which may in the future result in the issuance of additional common shares. The common shares that we may issue in the future could significantly increase the number of shares outstanding and could be extremely dilutive.

Contractual Obligations
Future payments due on our contractual obligations as of September 30, 2008 are as follows:

	Total	2008	2009-2010	2010-2012	Thereafter
Operating lease	$ 22,600	$ 22,600	$ -	$ -	$ -
Notes payable	882,440	376,950	235,552	235,552	34,386
Line of credit	300,000	-	300,000	-	-
Total	$ 1,205,040	$ 399,550	$ 535,552	$ 235,552	$ 34,386

Critical Accounting Policies and Estimates
Our discussion of our financial condition and results of operations is based on the information reported in our financial statements. The preparation of our financial statements requires us to make assumptions and estimates that affect the reported amounts of assets, liabilities, revenues and expenses as well as the disclosure of contingent assets and liabilities as of the date of our financial statements. We base our assumptions and estimates on historical experience and other sources that we believe to be reasonable at the time. Actual results may vary from our estimates due to changes in circumstances, weather, politics, global economics, mechanical problems, general business conditions and other factors. Our significant accounting policies are detailed in Note 1 to our financial statements included in this Amendment on Form 10.  We have outlined below certain of these policies that have particular importance to the reporting of our financial condition and results of operations and that require the application of significant judgment by our management.

Impairment of Long-Lived Assets
We review long-lived assets, such as property and equipment, and purchased intangibles subject to amortization, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, in accordance with Statement of financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment for Disposal of Long-Lived Assets. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, impairment charge is recognized by the amount of the asset exceeds the fair value of the asset.

Fair Value of Financial Instruments
Management believes that the carrying amounts of our financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities approximate fair value due to the short-term nature of these instruments. The carrying amount of our long-term debt also approximates fair value, based on market quote values (where applicable) or discounted cash flow analyses.

Income Taxes
We account for income taxes under SFAS No. 109, which requires the asset and liability approach to accounting for income taxes. Under this method, deferred tax assets and liabilities are measured based on differences between financial reporting and tax bases of assets and liabilities measured using enacted tax rates and laws that are expected to be in effect when differences are expected to reverse. Valuation allowances are established when it is necessary to reduce deferred income tax assets to the amount, if any, expected to be realized in future years.

Net earnings (loss) per share
Basic and diluted net loss per share information is presented under the requirements of SFAS No. 128, Earnings per Share. Basic net loss per share is computed by dividing net loss by the weighted average number of shares of Common Stock outstanding for the period, less shares subject to repurchase. Diluted net loss per share reflects the potential dilution of securities by adding other common stock equivalents, including stock options, shares subject to repurchase, warrants and convertible notes in the weighted-average number of common shares outstanding for a period, if dilutive. All potentially dilutive securities have been excluded from the computation, as their effect is anti-dilutive.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

Revenue Recognition
We have three main sources of revenue: drug testing and related services, training and online certification, and security services provided by an allied company.  Drug testing: we fulfill orders for drug testing services, wherein we are responsible for the performance and data maintenance related to employee drug testing for its clients.  We do not perform the drug tests, but we fulfill the order through our network of third party labs and other drug testing facilities.  Revenue is recognized when the drug testing has been completed by the lab and the customer has been invoiced for the services.  We have low bad debt levels because our policy is to deal with large well-positioned firms that pay monthly. Because we track these company’s activities daily, we are constantly aware of our position and therefore can demand and receive timely payments as we provide on-going compliance services. Pursuant to EITF 99-19, we are responsible for fulfilling a customer’s order, including whether the service is acceptable and therefore bears the risks and rewards of principal.  As such, we have elected to record the gross amounts of the contracts.  Our service agreements rarely include multiple parts that would have a material impact on the recognition of revenue.  As such, we have created our revenue recognition policies pursuant to EITF 00-21.

Online training and certification: the Company has designed online testing for various certifications which client employees must attain for their employment.  The employee takes the certification examinations online and the client is automatically tagged for billing, which coincides with performance of services.

Security services provided by us through an allied company: the process is handled in similar fashion to that described above for drug testing.

Allowance for Uncollectible Receivables
The allowance for all probable uncollectible receivables is based on a combination of historical data, cash payment trends, specific customer issues, write-off trends, general economic conditions and other factors. These factors are continuously monitored by management to arrive at an estimate for the amount of accounts receivable that may ultimately be uncollectible. In circumstances where we are aware of a specific customer’s inability to meet its financial obligations, we record a specific allowance for bad debts against amounts due to reduce the net recognized receivable to the amount it reasonably believes will be collected. This analysis requires making significant estimates, and changes in facts and circumstances could result in material changes in the allowance for uncollectible receivables.

Software Development Costs
During the period, we began developing a software platform for certain exclusively internal purposes.  We follow the guidance set forth in Statement of Position 98-1, Accounting for the Cost of Computer Software Developed or Obtained for Internal Use (SOP 98-1), in accounting for costs incurred in the development of its on-demand application suite. SOP 98-1 requires companies to capitalize qualifying computer software costs that are incurred during the application development stage and amortize them over the software’s estimated useful life.

We capitalize costs associated with developing software for internal use, which costs primarily include salaries of developers.  Direct costs incurred in the development of software are capitalized once the preliminary project stage is completed, management has committed to funding the project and completion, and use of the software for its intended purpose are probable.  We cease capitalization of development costs once the software has been substantially completed at the date of conversion and is ready for its intended use. The estimation of useful lives requires a significant amount of judgment related to matters, specifically, future changes in technology. We believe no events or circumstances warrant revised estimates of useful lives of the software.

Purchase Accounting
We completed acquisitions in 2004 and the fourth quarter of 2007. The purchase method of accounting requires companies to assign values to assets and liabilities acquired based upon their fair values. In most instances, there is not a readily defined or listed market price for individual assets and liabilities acquired in connection with a business, including intangible assets. The determination of fair value for assets and liabilities in many instances requires a high degree of estimation. The valuation of intangibles assets, in particular, is very subjective.  We generally use internal cash flow models and, in certain instances, third party valuations in estimating fair values. The use of different valuation techniques and assumptions can change the amounts and useful lives assigned to the assets and liabilities acquired, including goodwill and other intangible assets and related amortization expense.

Intangible Assets
Intangible assets with estimable useful lives are amortized over respective estimated useful lives, and reviewed for impairment in accordance with FASB Statement No. 142, Goodwill and Other Intangible Assets.

Recent Accounting Pronouncements
In September 2006, the FASB issued FASB Statement 157 “Fair Value Measurements” (“SFAS No. 157”) that defines and measures fair value and expands disclosures about fair value measurements. The statement emphasizes that fair value is a market-based measurement and not an entity-specific measurement. The provisions of SFAS No. 157 are effective for fiscal years beginning after November 15, 2007.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, which permits entities to choose to measure many financial instruments and certain other items at fair value.  The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.  SFAS No. 159 applies to all entities and is effective for fiscal years beginning after November 15, 2007.

We do not expect the adoption of any other recently issued accounting pronouncements to have a significant impact on their consolidated financial position, results of operations or cash flow.

ITEM 3.   DESCRIPTION OF PROPERTY
Labwire’s headquarters are located at 1514 FM 359, Brookshire, Texas 77423 where it occupied approximately 2,728 square feet on November 1, 2008 to provide for daily management operations.  Labwire’s base monthly rent is $4,364 through October 31, 2011, $4,801 from November 1, 2011 through October 31, 2014 and $5,237 from November 1, 2014 through October 31, 2018.  No renovations, improvements, or developments are required or anticipated on the above property.  We believe these existing facilities are in good condition and are adequate for our current needs.

Labwire’s wholly-owned subsidiary, Occupational Testing, Inc. located in Gillette, Wyoming leases approximately 1,487 square feet of office space.  The office space is leased through December 31, 2011at the rate of $1,500 per month.  We believe these facilities are in good condition and are adequate for our current needs.

Labwire believes that its most important non-current assets are its intellectual property rights in the Labwire™ Platform discussed above.  The only material tangible property that Labwire owns includes it laboratory equipment, and office furniture and equipment.

Labwire carries both General Liability and Renter’s Loss Coverage on these two office spaces, which management believes is adequate and prudent at the present time.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
a.
Security ownership of certain beneficial owners. The following table contains each non-management persons known by us to beneficially own more than 5% of our outstanding shares as of November 28, 2008.

Title of class	Name and address of beneficial owner (1)	Amount and nature of beneficial ownership (2)	Percentage Owned(3)
Common Stock	Thomas Maring	12,000,000	8.41%
	Janet Kowalski	12,000,000	8.41%

(1)	Unless otherwise indicated the address of each beneficial owner is care of Labwire, Inc., 1514 FM 359, Brookshire, Texas 77423.
(2)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission.  Unless otherwise indicated, this column reflects amounts as to which the beneficial owner has sole voting power and sole investment power.

(3)	Percentage of ownership is based on 142,699,001 shares of our Common Stock outstanding on November 28, 2008.

b.
Security ownership of management. The following table contains certain information with respect to the beneficial ownership of the common stock as of November 28, 2008 by the following: (1) each named executive officer, (2) our director and (3) all of our executive officers and directors as a group.

Title of class	Name and address of beneficial owner (1)	Amount and nature of beneficial ownership (2)	Percentage Owned(3)
Common Stock	G. Dexter Morris	72,608,000	50.88%
	Gary Butler	15,000.01%
	Charles Munson	15,000.01%
	John S. Maring	24,792,000	17.37%
All Officers and Director as a Group(4 Persons)		97,430,000	68.28%

(1)	Unless otherwise indicated the address of each of the executive officers and directors is care of Labwire, Inc., 1514 FM 359 , Brookshire, Texas 77423.
(2)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission.  Unless otherwise indicated, this column reflects amounts as to which the beneficial owner has sole voting power and sole investment power.

(3)	Percentage of ownership is based on 142,699,001 shares of our Common Stock outstanding on November 28, 2008.

c.	Changes in control. There are no arrangements which may result in a change in control of the small business issuer.

ITEM 5.   DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS
The following table sets forth our current directors, officers, and significant employees, their ages, and all offices and positions with our Company:

NAME	AGE	POSITION
Dexter Morris	63	Chief Executive Officer, President & Chairman
Charles Munson	38	Vice President – Client Services
Gary Butler	48	Vice President – Sales
John S. Maring	70	Director

Biographical Information of Officers and Directors and Key Employees
The following is a biographical summary of our executive officers and directors:

G. Dexter Morris, CEO, President and Chairman. Mr. Morris has been our Chief Executive Officer, President and Chairman of the Board since the inception of the Company on October 8, 2004.  Before founding Labwire, Mr. Morris served as CEO, President and Chairman of Drug Intervention Services of America (“DISA”) from 1987 to 2004, which was one of the industry’s premier Third Party Administrators, which Mr. Morris grew to seven (7) offices and over one hundred (100) employees nationwide.  Mr. Morris has been involved in the drug testing industry since its inception.  He was one of the five (5) founding Members of the Substance Abuse Program Administrators Association (“SAPAA”) in 1989, the drug testing industry’s trade and lobbying arm.   Mr. Morris has developed a reputation as an expert on drug testing issues, including “the Drug Free Workplace Act of 1988”, the Department of Transportation (“D.O.T.”) drug testing regime [49 CFR, Part 40], and state regulation of drug testing.  He has written various training and educational texts on drug testing and compliance and has served as spokesman for the industry both nationally and internationally.  Mr. Morris is a pioneer in the development of non-DOT corporate drug testing policies and programs and the aggregation of workers data for large, disparate groups [consortia; oil & gas, contracting, etc.] utilizing data collection and analysis to enhance the cost-effectiveness of drug testing programs.  He has recently served as the United States’ representative to the First International Symposium on Workplace Drug Testing in 2005 in Sao Paulo and Rio De Janeiro, Brazil, which began to set international standards and credentials for drug testing worldwide.  Mr. Morris now voluntarily serves as the Chairman of the nonprofit International Organization for Drugfree Workplaces (“IODW”) and has spoken at many international conferences as many nations attempt to standardize drug testing rules allowing both multinational and local companies to reduce drug use in their workplaces.  Mr. Morris graduated from Texas Tech University with a bachelor’s degree in Business Administration where he has participated in a visiting professor program for several years.

Charles E. Munson, Vice President – Client Services.  Mr. Munson has been our Vice President – Client Services since the inception of the Company on October 8, 2004.  Before joining Labwire in 2004, Mr. Munson served in various management positions with Drug Intervention Services of America (“DISA”) from 1996 to 2004, which was one of the industry’s premier Third Party Administrators.  During his tenure at DISA, Mr. Munson streamlined the work processes of more than four (4) different departments, supervised the daily operations of over twenty (20) employees, as well as managed the program administration for over 30 clients, including some of the nation’s largest oil and gas corporations.  Mr. Munson’s experience combined with the Labwire platform allows Labwire to operate with the lowest operational cost per test in the industry.  Mr. Munson is a graduate of Texas A&M University with a bachelor’s degree in Psychology.

Gary Butler, Vice President – Sales.  Mr. Butler has been our Vice President – Sales since the inception of the Company on October 8, 2004.  Before joining Labwire in 2004, Mr. Butler served in various executive sales positions with Drug Intervention Services of America (“DISA”) from 1995 to 2004, which was one of the industry’s premier Third Party Administrators.  During his tenure at DISA, Mr. Butler personally sold in excess of $1 million annually and managed a complete sales and sales support organization numbering up to 16 individuals nationally.  Heavily experienced in the oil/gas and transportation industries, he has worked with clients such as Rental Services, Valero, Shell Oil, and Quality Carriers.  With his talent for mathematics and structure, Mr. Butler lobbied for and spearheaded Labwire’s successful campaign to become the first and only industry provider to earn the coveted ISO9001:2000 certification for process management in data storage and retrieval processes.  Mr. Butler graduated in 1981 from Louisiana College with a bachelor’s degree in Mathematics and in 1987 from Texas A&M Commerce with a master’s degree in Industrial Technology.

John S. Maring, Director. Mr. Maring has served as a director of Labwire since the date of our inception on October 8, 2004. Mr. Maring is the Chairman of Cowlitz Bank and Director of Cowlitz Bancorporation, a community bank located in Longview, Washington with branches in Portland, Oregon and Bellevue, Washington.  Also, Mr. Maring serves as Chairman of the bank’s audit committee and on the compensation and governance committees.  Mr. Maring is Chairman of Marshall Christensen Foundation for higher education worldwide.  Mr. Maring is also General Partner of Endeavour, LP, a real estate and development company with substantial holdings in the Portland, Oregon area.  As a director of Labwire, Mr. Maring has been involved with the establishment of e-commerce systems and processes for the delivery of drug-testing products.  He is past Chairman of Marquam Farms Corporation and High Technology Solutions, which was a defense contractor located in San Diego, California.    Mr. Maring also works closely with financial community, arranging potential financing opportunities.  Possessing a depth of management skills and a breadth of experience with start-ups and entrepreneurial organizations, Mr. Maring is a critical member of Anakam, LLC’s Board of

Directors.  Mr. Maring holds degrees in Chemistry and Business from Oregon State University.  He is a Director and a Founder of the Kazak-American University in Ust-Kamanogorsk, Kazakastan.  In 1996, Mr. Maring was awarded an Honorary Doctorate in Business Humanities from The Kazak-American University.

Board of Directors
We currently have 2 members of the board of directors. Our directors are appointed for a one-year term to hold office until the next annual meeting of our stockholders or until removed from office in accordance with our bylaws. The Board of Directors of Labwire has determined that no member of Labwire’s Board of Directors is “independent” as that term is defined under the NASDAQ Marketplace Rules. Our bylaws permit up to 15 members of the board.

Committees of the Board of Directors
Pursuant to our amended and restated by-laws, our board of directors may establish committees of one or more directors from time-to-time, as it deems appropriate. Currently, the Board of Directors acts as the Audit Committee, and the Board has no separate committees.

Involvement in Certain Legal Proceedings
No director, person nominated to become a director, executive officer, promoter or control persons of our company has been involved during the last five years in any of the following events that are material to an evaluation of his ability or integrity:

· Bankruptcy petitions filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time.
· Conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses).

  · Being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring or suspending or otherwise limiting his involvement in any type of business, securities or banking activities, or

  · Being found by a court of competition jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodities Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

ITEM 6.  EXECUTIVE COMPENSATION.
The following table sets forth the compensation awarded to, earned by or paid to our executive officers as a group or directors for all services rendered in all capacities for the nine months ended September 30, 2008 and the fiscal years ended December 31, 2007 and 2006.

Summary Compensation Table
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Underlying Options (#)	Long-Term Compensation Awards	All Other Compensation

G. Dexter Morris,	2006	$120,000	-	-	-	-	-
CEO & Chairman	2007	$158,500	-	-	-	-	-
	2008*	$134,810	-	-	-	-	-

Gary Butler,	2006	$70,000	-	-	-	-	-
Vice President – Sales	2007	$76,923	-	-	-	-	-
	2008*	$84,654	-	-	-	-	-

Charles Munson,	2006	$68,000	-	-	-	-	-
V P –Client Relations	2007	$73,950	-	-	-	-	-
	2008*	$56,342	-	-	-	-	-

*  Represents compensation for nine months ended September 30, 2008.

We may hire additional executive officers and/or change the compensation paid to and benefits received by our current executive officers, as our Board of Directors deems advisable or necessary. To date, the Company’s Board of Directors has not adopted any retirement, pension, profit sharing or other similar programs for our executive officers.

Employment Agreements with Executive Officers
The Company does not have any employment agreements with its officers and employees. All employees serve at the pleasure of the Board of Directors and the Company.

Equity Incentive Plan
The Company has no equity incentive plan at this time.

Director Compensation
The Company’s Directors are not currently compensated for serving as a member of the Board of Directors.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE
  Labwire (dba Labwire Security, Inc.) contracts with American K-9 Bomb Search, Inc., which is one-half owned by Labwire’s Chairman and Chief Executive Officer, to perform security services.  Labwire Security, Inc. is fully licensed with the State of Texas.  This security model features a web based solution for reporting and record keeping delivered with a traditional hand on type product giving client security managers the ability to manage more locations more securely, effectively, and at lower costs.  A typical weekly consolidated, online report to a client would contain the numbers and types of vehicles entering, license plates numbers, rail and marine traffic, incident reports, the times of entering and leaving, observations of persons and contents, etc.  These reports now allow for the efficient use of resources by security services and client resources to be managed globally rather than autonomously as now done in most industries.

 Labwire is paid a 5% commission for the K-9 security services that it refers to Labwire Security, Inc.  The commissions received by the Company have been less than 1% of the Company’s gross revenues.

Affiliate Investments
As of December 31, 2007, G. Dexter Morris, Chairman of our Board of Directors and President, had a loan of $53,236 to the Company that is due on demand and bears interest at the rate of 1.71% per annum.   This note was retired during the quarter ended June 30, 2008.

As of December 31, 2007, John S. Maring, Director, had a loan of $60,756 to the Company that is due on demand and bears interest at the rate of 1.71% per annum.   This note was retired during the quarter ended June 30, 2008.

Recent Compensatory Grants
  None

Director Independence
Presently, we are not required to comply with the director independence requirements of any securities exchange.  In determining whether our directors are independent, however, we intend to comply with the rules of the American Stock Exchange LLC, or the AMEX.  The board of directors also will consult with counsel to ensure that the board of directors’ determinations are consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors, including those adopted under the Sarbanes-Oxley Act of 2002 with respect to the independence of audit committee members.  The AMEX listing standards define an “independent director” generally as a person, other than an officer of a company, who does not have a relationship with the company that would interfere with the director’s exercise of independent judgment.

Currently we do not satisfy the “independent director” requirements of the American Stock Exchange, which requires that a majority of a company’s directors be independent.  Our board of directors intends to appoint additional members, each of whom will satisfy such independence requirements.

ITEM 8.     LEGAL PROCEEDINGS.
None

ITEM 9.    MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS
Our Common Stock is quoted over-the-counter on the Pink Sheets, LLC (www.pinksheets.com) electronic quotation service for OTC securities under the trading symbol “LBWR,” but is not quoted on the NASD OTC Bulletin Board or NASDAQ, nor listed on any national or regional securities exchange.

The following table sets forth the range of the high and low bid prices by quarter as reported on the over-the-counter market since March 31, 2006.  Quotations from Pink Sheets LLC reflect inter-dealer prices without adjustments for retail markups, markdowns or conversions and may not represent actual transactions.

Quarter-End Date	Low Bid	High Bid
March 31, 2006	$.05	$.20
June 30, 2006	$.06	$.21
September 30, 2006	$.09	$.17
December 31, 2006	$.09	$.16

March 31, 2007	$.07	$.11
June 30, 2007	$.05	$.11
September 30, 2007	$.07	$.20
December 31, 2007	$.03	$.18

March 31, 2008	$.12	$.16
June 30, 2008	$.08	$.14
September 30, 2008	$.05	$.08

The Securities and Exchange Commission has adopted regulations, which generally define “penny stock” to be any equity security that has a market price less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our common stock is currently a “penny stock” as defined in the Exchange Act. As a result, an investor may find it more difficult to dispose of or obtain accurate quotations as to the price of the shares of the common stock.  In addition, the “penny stock” rules adopted by the SEC under the Exchange Act subject the sale of the shares of the common stock to certain regulations which impose sales practice requirements on broker-dealers. For example, broker-dealers selling such securities must provide, prior to effecting the transaction, their customers with a document that discloses the risks of investing in such securities. Included in this document are the following:

—	The bid and offer price quotes for the penny stock, and the number of shares to which the quoted prices apply,
—	The brokerage firm’s compensation for the trade, and
—	The compensation received by the brokerages firm’s salesperson for the trade.

In addition, the brokerage firm must send to the investor monthly account statement that gives an estimate of the value of each penny stock in the investor’s account, and a written statement of the investor’s financial situation and investment goals. These disclosure and other requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. The penny stock rules may discourage investor interest in and limit the marketability of our Common Stock.

Holders of our Common Stock
According to our transfer agent, Holliday Stock Transfer, Inc., as of September 30, 2008, there were 82 record holders of shares of our Common Stock and additional stockholders held shares in street name.

Dividends
Labwire has not paid any cash dividends to date and does not anticipate or contemplate paying dividends in the near future. It is our present intention to utilize all available funds for the development of our business.

Securities Authorized for Issuance under Equity Compensation Plans
We do not have any compensation plans under which equity securities were authorized to be issued as of the end of our last fiscal year.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES
The Company has sold certain shares of stock for cash and has issued shares in exchange for services. The sale and issuance of the shares of stock were exempt from registration under the Securities Act of 1933, as amended, by virtue of section 4(2) and, in other cases, in accordance with Rule 701. Purchasers in transactions exempt under Section 4(2) purchased shares from the Company for investment and not with a view to distribution to the public.

On December 3, 2004, the Company purchased its wholly owned subsidiary Workplace Screening Services, Inc. from related parties, Dexter Morris – Chairman and CEO, John Maring – Director and Vice President, Thomas Maring and Janet Kowalski for 120,000,000 shares of restricted common stock valued at $120,000 and the assumption of $467,352 of liabilities.

In December of 2004, the Company sold 125,000 shares of this restricted common stock for $5,750, which the Company issued in private placements to accredited investors.

In the year ended December 31, 2005, the Company sold 16,107,330 shares in private placements to accredited investors for $178,828 in cash.

In the year ended December 31, 2006, the Company sold 4,177,670 shares in private placements to accredited investors for $307,205 in cash.

During the second quarter of 2008, the Company issued an aggregate of 2,200,000 shares of its common stock to its two directors in exchange for the cancellation of promissory notes that we executed in favor of them in the aggregate principal amount of approximately $181,151.

During the first quarter of 2008, the Company sold 100,000 shares of its common stock to a single accredited investor at a per share price of $0.15.

Each certificate issued for unregistered securities contained a legend stating that the securities have not been registered under the Act and setting forth the restrictions on the transferability and the sale of the securities. No underwriter participated in, nor did the Company pay any commissions or fees to any underwriter in connection with any of these transactions. None of the transactions involved a public offering. All of the persons below are sophisticated investors, are familiar with our business activities and were given full and complete access to any corporate information requested by them.

ITEM 11.  DESCRIPTION OF SECURITIES

Common Stock
We are currently authorized to issue 200,000,000 shares of common stock, par value $.001 per share.  The following is a summary description of our capital stock and certain provisions of our certificate of incorporation and by-laws, copies of which have been incorporated by reference as exhibits to the registration statement of which this prospectus forms a part. The following discussion is qualified in its entirety by reference to such exhibits.  As of September 30, 2008, there were 142,699,001 shares of common stock outstanding.  Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of fund legally available therefore.  Upon the liquidation, dissolution, or winding up of our company, the holders of common stock are entitled to share ratably in all of our assets, which are legally available for distribution after payment of all debts and other liabilities and liquidation preference of any outstanding preferred stock.  The outstanding shares of common stock are validly issued, fully paid and non-assessable.

On May 22, 2008, the Board of Directors and Shareholders owning a majority of the issued and outstanding common stock voted to amend its articles of incorporation to increase the authorized common shares to 200,000,000, par value $0.001.  The amended articles of incorporation have been filed with the Nevada Secretary of State.

Holders of our Common Stock are entitled to one vote per share on all matters to be voted upon by stockholders. All shares of Common Stock rank equally as to voting and all other matters. The shares of Common Stock have no preemptive or conversion rights, no redemption or sinking fund provisions and are not entitled to cumulative voting rights. Holders of our Common Stock are entitled to receive dividends when and as declared by the board of directors out of funds legally available for dividends.

The Common Stock of Labwire is currently quoted on the over-the-counter Pink Sheets LLC electronic quotation service under the symbol “LBWR.PK.”

The Company has not effectuated a change of control, or an increase in its authorized common stock.  There are no past, pending or anticipated stock splits, stock dividends, recapitalizations, mergers, acquisitions, spin-off, or reorganizations.

Transfer Agent
The transfer agent and registrar for our Common Stock is Holliday Stock Transfer, Inc., 2939 N. 67th Place, Scottsdale, AZ, 85251.

Anti-Takeover Effects of Provisions of Nevada State Law
We may be or in the future, we may become subject to Nevada’s control share law. A corporation is subject to Nevada’s control share law if it has more than 200 stockholders, at least 100 of whom are stockholders of record and residents of Nevada, and it does business in Nevada or through an affiliated corporation.

The law focuses on the acquisition of a “controlling interest” which means the ownership of outstanding voting shares sufficient, but for the control share law, to enable the acquiring person to exercise the following proportions of the voting power of the corporation in the election of directors: (i) one-fifth or more but less than one-third, (ii) one-third or more but less than a majority, or (iii) a majority or more. The ability to exercise such voting power may be direct or indirect, as well as individual or in association with others.

The effect of the control share law is that the acquiring person, and those acting in association with it, obtains only such voting rights in the control shares as are conferred by a resolution of the stockholders of the corporation, approved at a special or annual meeting of stockholders. The control share law contemplates that voting rights will be considered only once by the other stockholders. Thus, there is no authority to strip voting rights from the control shares of an acquiring person once those rights have been approved. If the stockholders do not grant voting rights to the control shares acquired by an acquiring person, those shares do not become permanent non-voting shares. The acquiring person is free to sell its shares to others. If the buyers of those shares themselves do not acquire a controlling interest, the control share law does not govern their shares.

If control shares are accorded full voting rights and the acquiring person has acquired control shares with a majority or more of the voting power, any stockholder of record, other than an acquiring person, who has not voted in favor of approval of voting rights, is entitled to demand fair value for such stockholder’s shares.  Nevada’s control share law may have the effect of discouraging takeovers of the corporation. In addition to the control share law, Nevada has a business combination law, which prohibits certain business combinations between Nevada corporations, and “interested stockholders” for three years after the “interested stockholder” first becomes an “interested stockholder” unless the corporation’s board of directors approves the combination in advance. For purposes of Nevada law, an “interested stockholder” is any person who is (i) the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the outstanding voting shares of the corporation, or (ii) an affiliate or associate of the corporation and at any time within the three previous years was the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the then outstanding shares of the corporation. The definition of the term “business combination” is sufficiently broad to cover virtually any kind of transaction that would allow a potential acquirer to use the corporation’s assets to finance the acquisition or otherwise to benefit its own interests rather than the interests of the corporation and its other stockholders.

The effect of Nevada’s business combination law is to discourage parties interested in taking control of the Company from doing so if it cannot obtain the approval of our board of directors.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS
Our officers and directors are indemnified as provided by the Nevada Revised Statutes and the Company’s bylaws. Under the Nevada Revised Statutes, director immunity from liability to a company or its shareholders for monetary liabilities applies automatically unless it is specifically limited by a company’s Articles of Incorporation.  Our Articles of Incorporation do not specifically limit the directors’ immunity.  Excepted from that immunity are: (a) a willful failure to deal fairly with the company or its shareholders in connection with a matter in which the director has a material conflict of interest; (b) a violation of criminal law, unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful; (c) a transaction from which the director derived an improper personal profit; and (d) willful misconduct.

Our bylaws provide that we will indemnify the directors to the fullest extent not prohibited by Nevada law; provided, however, that we may modify the extent of such indemnification by individual contracts with the directors and officers; and, provided, further, that we shall not be required to indemnify any director or officer in connection with any proceeding, or part thereof, initiated by such person unless such indemnification: (a) is expressly required to be made by law, (b) the proceeding was authorized by the board of directors, (c) is provided by us, in our sole discretion, pursuant to the powers vested us under Nevada law or (d) is required to be made pursuant to the bylaws.

Our bylaws provide that we will advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer, of us, or is or was serving at the request of us as a director or executive officer of another company, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefore, all expenses incurred by any director or officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under the bylaws or otherwise.

Our bylaws provide that no advance shall be made by it to an officer of us except by reason of the fact that such officer is or was a director of the Company in which event this paragraph shall not apply, in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made: (a) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding, or (b) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Company.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, IT IS THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION THAT SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE.

Item 13.  Financial Statements and Supplementary Data
See pages F-1 to F-29 attached hereto for financial statements and supplementary data.

Item 14.  Changes In And Disagreements With Accountants On Accounting And Financial Disclosure
During the fiscal year ended December 31, 2007, 2006 and 2005, we engaged Moore & Associates, Chartered Accountants and Advisors as our principal accountant for the purposes of auditing our financial statements.  There are not and have not been any disagreements between the Company and our accountants on any matter of accounting principles, practices or financial statement disclosure.

Item 15.  Financial Statement and Exhibits
a) Financial Statements

Consolidated Financial Statements:
F-2	Report of Independent Registered Public Accounting Firm
F-3	Condensed Consolidated Balance Sheet at September 30, 2008 (Unaudited) and December 31, 2008 (Restated)
F-4	Condensed Consolidated Statements of Operations for the three and nine months ended September 30, 2008 and 2007 (Unaudited)
F-5	Condensed Consolidated Statement of Stockholders’ Deficit for the nine months ended September 30, 2008 (Unaudited)
F-6	Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2008 and 2007 (Unaudited)
F-7	Notes to Condensed Consolidated Financial Statements (Unaudited)
Condensed Consolidated Financial Statements (unaudited):
F-16	Report of Independent Registered Public Accounting Firm
F-17	Consolidated Balance Sheet as of December 31, 2007 (Restated) and 2006
F-18	Consolidated Statements of Operations for the years ended December 31, 2007 (Restated) and 2006
F-19	Consolidated Statement of Stockholders’ Deficit for the years ended December 31, 2007 (Restated) and 2006
F-20	Consolidated Statements of Cash Flows for the years ended December 31, 2007 (Restated) and 2006
F-21	Notes to Consolidated Financial Statements for the years ended December 31, 2007 (Restated) and 2006

b) Exhibits

The following exhibits are included as part of this Form 10. References to “the Company” in this Exhibit List mean Labwire, Inc., a Nevada corporation.  The Exhibits attached herewith have been formatted in accordance with the SEC.   The original executed documents, signed, stamped and sealed, are on record at the offices of Labwire, Inc.

Exhibit Number	Description
3.1*	Articles of Incorporation of Labwire, Inc., dated October 8, 2004
3.1.1	Amended Articles of Incorporation of Labwire, Inc. dated September 19, 2008.
3.2*	Nevada Secretary of State Certificate
3.3*	By-laws of Labwire, Inc.
10.1	Agreement and Promissory Note for Purchase of Occupational Testing, Inc.
10.2	Alliance Agreement with USIS Commercial Services, Inc.
10.3	Master Service Agreement with Laboratory Corporation of America Holdings
10.5	Agreement with Connex North America, Inc. (now Veolia) for services
10.6	Agreement with ARAMARK Management Services for services
10.7	Agreement with Greyhound Lines, Inc. for Services
10.8	Agreement with Boeing for Services
10.9	Lease Agreement with FM358 LTD for office space in Brookshire, Texas
10.10	Lease Agreement with Michael and Christina Geis for office space in Wyoming
10.13	Agreement with Marlin Williford for Services
10.14	Agreement with American K-9 Bomb Search, Inc.
10.15	Purchase Order From Lockheed for Services
10.16	Agreement with Shell Chemical for Services
10.17	US Patent and Trademark Office Notice on Trademark Registration
10.18	Loan Agreement with Frost Bank for $300,000 due February 13, 2010
10.19	Loan Agreement with Frost Bank for $241,932 due March 4, 2011
10.20	Security Agreement for Frost Bank $300,000 Loan
10.21	Security Agreement for Frost Bank $241,932 Loan
14.1*	Code of Ethics
15.1	Consent of Independent Registered Public Accounting Firm for Interim Financials
21.1	Subsidiaries of Registrant
23.1	Consent of Independent Registered Public Accounting Firm for Annual Financials

*Previously filed and attached herewith.

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

LABWIRE, INC.
Date: December 23, 2008	By: /s/ G. Dexter Morris
Name: G. Dexter Morris
Title: Chief Executive Officer, Principal Financial Officer and Director

 Financial Statements

Labwire, Inc.
Table of Contents

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements:
F-2	Report of Independent Registered Public Accounting Firm
F-3	Condensed Consolidated Balance Sheet at September 30, 2008 (Unaudited) and December 31, 2008 (Restated)
F-4	Condensed Consolidated Statements of Operations for the three and nine months ended September 30, 2008 and 2007 (Unaudited)
F-5	Condensed Consolidated Statement of Stockholders’ Deficit for the nine months ended September 30, 2008 (Unaudited)
F-6	Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2008 and 2007 (Unaudited)
F-7	Notes to Condensed Consolidated Financial Statements (Unaudited)
Condensed Consolidated Financial Statements (unaudited):
F-16	Report of Independent Registered Public Accounting Firm
F-17	Consolidated Balance Sheet as of December 31, 2007 (Restated) and 2006
F-18	Consolidated Statements of Operations for the years ended December 31, 2007 (Restated) and 2006
F-19	Consolidated Statement of Stockholders’ Deficit for the years ended December 31, 2007 (Restated) and 2006
F-20	Consolidated Statements of Cash Flows for the years ended December 31, 2007 (Restated) and 2006
F-21	Notes to Consolidated Financial Statements for the years ended December 31, 2007 (Restated) and 2006

MOORE & ASSOCIATES, CHARTERED
 ACCOUNTANTS AND ADVISORS
PCAOB REGISTERED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Labwire, Inc.

We have reviewed the accompanying condensed consolidated balance sheet of Labwire, Inc. as of September 30, 2008, and the related condensed consolidated statements of operations, stockholders’ equity (deficit), and cash flows for the three-month and nine-month periods ended September 30, 2008 and 2007. These interim financial statements are the responsibility of the Corporation’s management.

We conduct our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists of principally applying analytical procedures and making inquiries of persons responsible for the financials and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to such condensed consolidated financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the restated balance sheets of Labwire, Inc. as of December 31, 2007 and 2006, and the related restated consolidated statements of income, stockholders’ equity and cash flows for the years then ended (not presented herein); and in our report dated December 12, 2008, we expressed an opinion on those financial statements.  In our opinion, the information set forth in the accompanying restated balance sheets as of December 31, 2007 and 2006 is fairly stated, in all material respects, in relations to the restated balance sheets from which it has been derived.

/s/ Moore & Associates, Chartered
Moore & Associates, Chartered
Las Vegas, Nevada
December 12, 2008

6490 WEST DESERT INN RD, LAS VEGAS, NEVADA 89146 (702) 253-7499 Fax: (702)253-7501

LABWIRE, INC.
Condensed Consolidated Balance Sheets

	9/30/2008	12/31/2007
	(Unaudited)	(Restated)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents - interest bearing	$ 77,485	$ 206,520
Accounts receivable, net of allowance for doubtful accounts of $5,600 as of September 30, 2008 and December 31, 2007, respectively	991,945	860,098
Advances to employees	26,405	-
Prepaid expenses	29,259	20,696
Total Current Assets	1,125,094	1,087,314

PROPERTY AND EQUIPMENT:
Laboratory equipment	53,781	53,781
Vehicles	7,000	7,000
Office furniture and equipment	51,115	35,251
Proprietary software	237,703	118,550
	349,599	214,582
Less: accumulated depreciation	(95,866)	(54,207)
Total Property and Equipment	253,733	160,375

OTHER ASSETS:
Goodwill	455,210	455,210

TOTAL ASSETS	$ 1,834,037	$ 1,702,899

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
CURRENT LIABILITIES:
Accounts payable and accrued expenses	387,992	866,796
Income taxes payable	17,939	24,303
Current portion of long-term debt	520,326	401,932
Notes payable to related parties	-	156,985
Accrued interest payable	35,231	7,045
Accrued interest payable – related parties	-	21,690
Total Current Liabilities	961,488	1,478,751

LONG-TERM LIABILITIES:
Long term-debt, less current portion above	626,883	320,000
Total Long-term Liabilities	626,883	320,000

TOTAL LIABILITIES	1,588,371	1,798,751

STOCKHOLDERS’ EQUITY (DEFICIT):
Common stock; $0.001par value; 200,000,000 shares authorized; 142,699,001 shares issued and outstanding at September 30, 2008 and 140,399,001 shares at December 31, 2007	142,699	140,399
Additional paid-in capital	665,235	471,384
Accumulated deficit	(562,268)	(707,635)

Total Stockholders’ Equity (Deficit)	245,666	(95,852)

TOTAL LIABILITIES AND STOCKHOLDERS’ (DEFICIT)	$ 1,834,037	$ 1,702,899
The accompanying notes are an integral part of these financial statements.

LABWIRE, INC.
Condensed Consolidated Statements of Operations

	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2008	2007	2008	2007

REVENUES	$ 1,292,472	$ 1,352,671	$ 3,168,726	$ 3,529,956
COST OF SALES	747,665	927,084	1,707,178	2,285,302
GROSS PROFIT	544,807	425,587	1,461,548	1,244,654

OPERATING EXPENSES:
General and administrative expenses	167,173	96,952	529,194	402,066
Bad debt expense	365	-	2,366	490
Advertising and marketing expense	6,520	1,750	15,896	2,938
Payroll expenses	208,879	154,278	674,160	443,752

Total Operating Expenses	382,937	252,980	1,221,616	849,246

OPERATING INCOME	161,870	172,607	239,932	395,408

OTHER INCOME (EXPENSES)
Interest expense	(40,026)	(12,645)	(93,002)	(25,197)
Interest income	-	-	78	-
Total Other Income (Expenses)	(40,026)	(12,645)	(92,925)	(25,197)

NET INCOME BEFORE TAXES	121,844	159,962	147,007	370,211

INCOME TAX EXPENSE (BENEFIT)	4,049	-	1,640	32,086

NET INCOME	$ 117,795	$ 159,962	$ 145,367	$ 338,125

BASIC EARNINGS PER SHARE	$ 0.00	$ 0.00	$ 0.00	$ 0.00

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	140,654,557	140,399,001	140,654,557	140,399,001

The accompanying notes are an integral part of these financial statements.

LABWIRE, INC.
Condensed Consolidated Statement of Stockholders’ Equity (Deficit)

DESCRIPTION	Common Shares	Stock Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity (Deficit)

Balance, December 31, 2005	136,232,330	$136,232	$168,346	$(310,401)	$(5,823)

Common shares issued for cash	4,166,671	4,167	303,038	-	307,205

Net loss for the year ended December 31, 2006	-	-	-	(500,981)	(500,981)

Balance, December 31, 2006	140,399,001	140,399	471,384	(811,382)	(199,599)

Net income for the year ended December 31, 2007 (Restated)	-	-	-	103,747	103,747

Balance, December 31, 2007 (Restated)	140,399,001	140,399	471,384	(707,635)	(95,852)

Common stock issued for cash	100,000	100	14,900		15,000

Issuance of common stock to retire debt	2,200,000	2,200	178,951		181,151
Net income for the nine months ended September 30, 2008	-	-	-	145,367	145,367

Balance, September 30, 2008	142,699,001	$142,699	$665,235	$(562,268)	$245,666

The accompanying notes are an integral part of these financial statements.

LABWIRE, INC.
Condensed Consolidated Statements of Cash Flows

	For the Nine Months Ended September 30
	2008	2007
OPERATING ACTIVITIES
Net income	$ 145,367	$ 338,125

Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:
Depreciation	41,659	14,071
Changes in operating assets and liabilities
(Increase) decrease in accounts receivable	(158,252)	(296,281)
(Increase) decrease in prepaid expenses	(8,563)	1,382
Increase (decrease) in accounts payable and accrued expenses	(478,804)	17,109
Increase (decrease) in accrued interest payable	6,496	(19,547)
Income taxes payable	(6,364)	18,295
Net Cash Provided by (Used) in Operating Activities	(458,461)	73,154

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(15,864)	(61,496)
Development of Software	(119,153)	-
Net Cash Used in Investing Activities	(135,017)	(61,496)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of notes payable	(150,557)	(66,165)
Increase in bank line of credit	300,000	121,933
Sale of common stock	15,000
Increase in notes payable	300,000	76,588
Net Cash Provided by Financing Activities	464,443	132,356

NET INCREASE (DECREASE) IN CASH	(129,035)	144,014

CASH AT BEGINNING OF YEAR	206,520	108,346

CASH AT END OF PERIOD	$ 77,485	$ 252,360

CASH PAID FOR:
Interest	$ 57,770	$ 3,666
Income Taxes	$ -	$ 6,022

The accompanying notes are an integral part of these financial statements.

Labwire, Inc.
Notes to Consolidated Financial Statements
References to September 30, 2008 are Unaudited

1. Summary of Significant Accounting Policies
Nature of Operations - Labwire, Inc. (referred to herein as “the Company”) was incorporated in Nevada on October 8, 2004. The Company was established as an employee screening company specializing in drug testing, background investigations, employee training, on-line certification and security with a client base of large US and European corporations. It provides compliance services for Department of Transportation (49CFR Part 40) and Federal Trade Commission (Fair Credit Reporting Act) governed programs.

Basis of Consolidation – The consolidated financial statements include the accounts of the Company and its two wholly-owned subsidiaries.  All intercompany balances and transactions have been eliminated in consolidation.

Basis of Presentation - The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Significant accounting principles followed by the Company and the methods of applying those principles, which materially affect the determination of financial position and cash flows, are summarized below.

In the opinion of management, the accompanying balance sheets and related interim statements of income, cash flows, and stockholders’ equity include all adjustments, consisting only of normal recurring items, necessary for their fair presentation in conformity with GAAP.  Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses.  Actual results and outcomes may differ from management’s estimates and assumptions.

Interim results are not necessarily indicative of results for a full year.  The information included in this quarterly report should be read in conjunction with information included in the annual financial statements.

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid instruments with original maturities of ninety days or less to be cash equivalents.

Allowance for Uncollectible Receivables - The allowance for all probable uncollectible receivables is based on a combination of historical data, cash payment trends, specific customer issues, write-off trends, general economic conditions and other factors. These factors are continuously monitored by management to arrive at an estimate for the amount of accounts receivable that may ultimately be uncollectible. In circumstances where the Company is aware of a specific customer’s inability to meet its financial obligations, the Company records a specific allowance for bad debts against amounts due, in order to reduce the net recognized receivable to the amount it reasonably believes will be collected. This analysis requires making significant estimates, and changes in facts and circumstances could result in material changes in the allowance for uncollectible receivables.  The Company’s allowance for uncollectible receivables was $5,600 at September 30, 2008 and December 31, 2007, respectively.

Fair Value of Financial Instruments – The Company’s financial instruments includes accounts receivable, accounts payable, notes payable and long-term debt. The fair market value of accounts receivable and accounts payable approximate their carrying values because their maturities are generally less than one year. Long-term notes receivable and debt obligations are estimated to approximate their carrying values based upon their stated interest rates.

Impairment of Long-Lived Assets – In accordance with Statement of financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment for Disposal of Long-Lived Assets, the Company reviews long-lived assets, such as property and equipment, and purchased intangibles subject to amortization, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable,. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount of the asset exceeds the fair value of the asset. At December 31, 2007, the Company determined that the fair value of the reporting entity unit exceeds its carrying amount and hence the goodwill is not impaired.

Labwire, Inc.
Notes to the Consolidated Financial Statements
References to September 30, 2008 are Unaudited

1. Summary of Significant Accounting Policies – (Continued)
Property and equipment – Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is provided primarily by the straight-line method over the estimated useful lives of the related assets generally of five to seven years.

Income Taxes - The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes”, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce the deferred tax assets to the amount expected to be realized. Income tax expense is payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition – We have three main sources of revenue: drug testing and related services, training and online certification, and security services provided by an allied company.  Drug testing: we fulfill orders for drug testing services, wherein we are responsible for the performance and data maintenance related to employee drug testing for its clients.  We do not perform the drug tests, but we fulfill the order through our network of third party labs and other drug testing facilities.  Revenue is recognized when the drug testing has been completed by the lab and the customer has been invoiced for the services.  We have low bad debt levels because our policy is to deal with large well-positioned firms that pay monthly. Because we track these company’s activities daily, we are constantly aware of our position and therefore can demand and receive timely payments as we provide on-going compliance services. Pursuant to EITF 99-19, we are responsible for fulfilling a customer’s order, including whether the service is acceptable and therefore bears the risks and rewards of principal.  As such, we have elected to record the gross amounts of the contracts.  Our service agreements rarely include multiple parts that would have a material impact on the recognition of revenue.  As such, we have created our revenue recognition policies pursuant to EITF 00-21.

Online training and certification: the Company has designed online testing for various certifications which client employees must attain for their employment.  The employee takes the certification examinations online and the client is automatically tagged for billing, which coincides with performance of services.

Security services provided by the Company through its allied company: the process is handled in similar fashion to that described above for drug testing.

Software Development Costs - During the period, the Company began developing a software platform for certain exclusively internal purposes.  The Company follows the guidance set forth in Statement of Position 98-1, Accounting for the Cost of Computer Software Developed or Obtained for Internal Use (SOP 98-1), in accounting for costs incurred in the development of its on-demand application suite. SOP 98-1 requires companies to capitalize qualifying computer software costs that are incurred during the application development stage and amortize them over the software’s estimated useful life.

The Company capitalizes costs associated with developing software for internal use, which costs primarily include salaries of developers.  Direct costs incurred in the development of software are capitalized once the preliminary project stage is completed, management has committed to funding the projects and completion, and use of the software for its intended purpose are probable.  The Company ceases capitalization of development costs once the software has been substantially completed at the date of conversion and is ready for its intended use. The estimation of useful lives requires a significant amount of judgment related to matters, specifically, future changes in technology. The Company believes no events or circumstances warrant revised estimates of useful lives of the software.

Labwire, Inc.
Notes to the Consolidated Financial Statements
References to September 30, 2008 are Unaudited

1. Summary of Significant Accounting Policies – (Continued)
Purchase Accounting - The Company completed acquisitions in 2004 and in the fourth quarter of 2007. The purchase method of accounting requires companies to assign values to assets and liabilities acquired based upon their fair values. In most instances, there is not a readily defined or listed market price for individual assets and liabilities acquired in connection with a business, including intangible assets. The determination of fair value for assets and liabilities in many instances requires a high degree of estimation. The valuation of intangibles assets, in particular, is very subjective.  The Company generally uses internal cash flow models and, in certain instances, third party valuations in estimating fair values. The use of different valuation techniques and assumptions can change the amounts and useful lives assigned to the assets and liabilities acquired, including goodwill and other intangible assets and related amortization expense.

Advertising Costs - Advertising costs are reported in selling, general and administrative expenses and include advertising, marketing and promotional programs. As of December 31, 2007 and 2006, all of these costs were charged to expenses in the period or year in which incurred. Advertising costs for the nine months ended September 30, 2008 and the year ended December 31, 2007 were $15,896and $10,240, respectively.

Stock Based Compensation –The Company accounts for stock-based employee compensation arrangements using the fair value method in accordance with the provisions of Statement of Financial Accounting Standards no.123(R), Share-Based Payments, and Staff Accounting Bulletin No. 107, Share-Based Payments. The Company accounts for the stock options issued to non-employees in accordance with the provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, and Emerging Issues Task Force No. 96-18, Accounting for Equity Instruments with Variable Terms That Are Issued for Consideration other Than Employee Services Under FASB Statement No. 123. The fair value of stock options and warrants granted to employees and non-employees is determined using the Black-Scholes option pricing model. The Company has adopted SFAS 123(R) and applied it in the period presented.  The Company had not issued any options to employees in the prior periods; thus there was no impact of adopting the new standard.

Net earnings (loss) per share - Basic and diluted net loss per share information is presented under the requirements of SFAS No. 128, Earnings per Share. Basic net loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding for the period, less shares subject to repurchase. Diluted net loss per share reflects the potential dilution of securities by adding other common stock equivalents, including stock options, shares subject to repurchase, warrants and convertible notes in the weighted-average number of common shares outstanding for a period, if dilutive. During the nine months ended September 30, 2008 and 2007 there were no dilutive securities.  The computation of earnings (loss) per share is as follows:

	Nine Months Ended September 30,
	2008	2007
Net Income (Loss)	$ 145,367	$ 338,125
Weighted average shares outstanding	140,654,557	140,399,001

Basic Earnings (Loss) per share	$ 0.00	$ (0.00)

Labwire, Inc.
Notes to the Consolidated Financial Statements
References to September 30, 2008 are Unaudited

Recent Accounting Pronouncements -
In May 2008, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts and Interpretation of FASB Statement No. 60”.  SFAS No. 163 clarifies how Statement 60 applies to financial guarantee insurance contracts, including the recognition and measurement of premium revenue and claims liabilities. This statement also requires expanded disclosures about financial guarantee insurance contracts. SFAS No. 163 is effective for fiscal years beginning on or after December 15, 2008, and interim periods within those years. SFAS No. 163 has no effect on the Company’s financial position, statements of operations, or cash flows at this time.

In May 2008, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”.  SFAS No. 162 sets forth the level of authority to a given accounting pronouncement or document by category. Where there might be conflicting guidance between two categories, the more authoritative category will prevail. SFAS No. 162 will become effective 60 days after the SEC approves the PCAOB’s amendments to AU Section 411 of the AICPA Professional Standards. SFAS No. 162 has no effect on the Company’s financial position, statements of operations, or cash flows at this time.

In March 2008, the Financial Accounting Standards Board, or FASB, issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities an amendment of FASB Statement No. 133.  This standard requires companies to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company has not yet adopted the provisions of SFAS No. 161, but does not expect it to have a material impact on its consolidated financial position, results of operations or cash flows.

In December 2007, the SEC issued Staff Accounting Bulletin (SAB) No. 110 regarding the use of a “simplified” method, as discussed in SAB No. 107 (SAB 107), in developing an estimate of expected term of “plain vanilla” share options in accordance with SFAS No. 123 (R), Share-Based Payment.  In particular, the staff indicated in SAB 107 that it will accept a company’s election to use the simplified method, regardless of whether the company has sufficient information to make more refined estimates of expected term. At the time SAB 107 was issued, the staff believed that more detailed external information about employee exercise behavior (e.g., employee exercise patterns by industry and/or other categories of companies) would, over time, become readily available to companies. Therefore, the staff stated in SAB 107 that it would not expect a company to use the simplified method for share option grants after December 31, 2007. The staff understands that such detailed information about employee exercise behavior may not be widely available by December 31, 2007. Accordingly, the staff will continue to accept, under certain circumstances, the use of the simplified method beyond December 31, 2007. The Company currently uses the simplified method for “plain vanilla” share options and warrants, and will assess the impact of SAB 110 for fiscal year 2009. It is not believed that this will have an impact on the Company’s consolidated financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51.  This statement amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. Before this statement was issued, limited guidance existed for reporting noncontrolling interests. As a result, considerable diversity in practice existed. So-called minority interests were reported in the consolidated statement of financial position as liabilities or in the mezzanine section between liabilities and equity. This statement improves comparability by eliminating that diversity. This statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 (that is, January 1, 2009, for entities with calendar year-ends). Earlier adoption is prohibited. The effective date of this statement is the same as that of the related Statement 141 (revised 2007). The Company will adopt this Statement beginning March 1, 2009. It is not believed that this will have an impact on the Company’s consolidated financial position, results of operations or cash flows.

Labwire, Inc.
Notes to the Consolidated Financial Statements
References to September 30, 2008 are Unaudited

Recent Accounting Pronouncements (Continued)
In December 2007, the FASB, issued FAS No. 141 (revised 2007), Business Combinations. ‘This Statement replaces FASB Statement No. 141, Business Combinations, but retains the fundamental requirements in Statement 141.  This Statement establishes principles and requirements for how the acquirer: (a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; (b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and (c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. The effective date of this statement is the same as that of the related FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements.  The Company will adopt this statement beginning March 1, 2009. It is not believed that this will have an impact on the Company’s consolidated financial position, results of operations or cash flows.

In February 2007, the FASB, issued SFAS No. 159, The Fair Value Option for Financial Assets and Liabilities—Including an Amendment of FASB Statement No. 115.  This standard permits an entity to choose to measure many financial instruments and certain other items at fair value. This option is available to all entities. Most of the provisions in FAS 159 are elective; however, an amendment to FAS 115 Accounting for Certain Investments in Debt and Equity Securities applies to all entities with available for sale or trading securities. Some requirements apply differently to entities that do not report net income. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity makes that choice in the first 120 days of that fiscal year and also elects to apply the provisions of SFAS No. 157 Fair Value Measurements.  The Company will adopt SFAS No. 159 beginning March 1, 2008 and is currently evaluating the potential impact the adoption of this pronouncement will have on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements.  This statement defines fair value, establishes a framework for measuring fair value in accordance with GAAP, and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this statement does not require any new fair value measurements. However, for some entities, the application of this statement will change current practice. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including financial statements for an interim period within that fiscal year. The Company will adopt this statement March 1, 2008, and it is not believed that this will have an impact on the Company’s consolidated financial position, results of operations or cash flows.

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” which defines fair value, establishes a framework for measuring fair value in accordance with GAAP, and expands disclosures about fair value measurements. Where applicable, SFAS No. 157 simplifies and codifies related guidance within GAAP and does not require any new fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier adoption is encouraged. The Company does not expect the adoption of SFAS No. 157 to have a significant effect on its financial position or results of operation.

Labwire, Inc.
Notes to the Consolidated Financial Statements
References to September 30, 2008 are Unaudited

2.  Restatement
In preparing the financial statements for the quarter ended March 31, 2008, the Company determined that it had recorded excess revenue during the year ended December 31, 2007.   As the result of this error, we are restating our financial statements (“The Restatement”) and associated disclosures to reduce revenues.  The error resulted in the over statement of and a corresponding understatement of net loss by $241,932, for the year ending December 31, 2007. The restatement impacted certain line items within cash flows from operations, but had no effect on total cash flows from operations and did not impact cash flows from financing or investing activities.

The restatement also affected Note 7.

The effect of the restatement on specific items in the balance sheet is as follows:

December 31, 2007
	As Previously Reported	Adjustments	As Restated
STOCKHOLDERS’ EQUITY:
Retained earnings (deficit)	$ (465,703)	$ (241,932)	$ (707,635)
Total Stockholders’ Equity	$ 146,080	$ (241,932)	$ (95,852)

The effect of the restatement on specific items in the statements of operations is as follows:

	Year ended December 31, 2007
	As Previously Reported	Adjustments	As Restated
REVENUES:	$ 4,799,631	$ (241,932)	$ 4,557,699
GROSS PROFIT	1,705,101	(241,932)	1,463,169

OPERATING INCOME	420,190	(241,932)	178,258
NET INCOME	345,679	(241,932)	103,747

The effect of the restatement on specific items in the statements of cash flows is as follows:

	Year ended December 31, 2007
	As Previously Reported	Adjustments	As Restated
OPERATING ACTIVITIES:
Net Income	$ 345,679	$ (241,932)	$ 103,747
Changes in operating assets and liabilities:
Increase in accounts receivable	(369,486)	241,932	(127,554)

Net cash used in operating activities	62,054	-	62,054

Labwire, Inc.
Notes to the Consolidated Financial Statements
References to September 30, 2008 are Unaudited
3.  Goodwill
The Company acquired 100% of Occupational Testing, Inc. (OTI) on October 31, 2007 for $120,000 cash and a $480,000 note payable bearing interest at 1% over New York floating prime.  The note is payable in quarterly installments of $40,000 plus accrued interest beginning January 31, 2008.  The purchase of OTI resulted in $455,210 in goodwill as an asset on the Company’s financial statements.

4.  Notes payable
As of September 30, 2008 and December 31, 2007, the Company had outstanding notes payable as follows:

	September 30, 2008	December 31, 2007
A . Murphy, due in quarterly installments of $40,000 beginning January 31, 2008 and bears interest at 1% over New York floating prime	$ 343,066	$ 480,000
Bank installment loan, payable in monthly installments of $7,482.43
At interest rate of 1% over prime interest	204,143	241,932
Note payable December 31, 2008 at 4% interest per annum	300,000
Bank line of credit due February 13, 2010 and bears interest at per annum interest rate of 1% over prime interest	300,000	-
	1,147,209	721,932
Less: current portion	520,327	401,932
Long term portion	$ 626,883	$320,000

Related Party Notes Payable:
Shareholders, due on demand, bearing interest at1.71% per annum	$ -	$100,985
Workplace Health, due on demand, bearing interest at 4.5% per annum	-	56,000
Total Related Party Notes Payable	-	156,985
Less: current portion	-	156,985
Long term portion	$ -	$ -
The A. Murphy note payable is secured by all of the outstanding stock and all of the assets of Occupational Testing, Inc.  The related party notes payable are unsecured.

The bank loans are secured by the Company’s accounts receivable and by the personal guarantee of the Company’s Chief Executive Officer.

Maturities of notes payable and long-term debt for each of the years succeeding December 31, 2007 are as follows:

Year ending December 31,
2008	$ 479,221
2009	257,988
2010	410,000
$ 1,147,209

Labwire, Inc.
Notes to the Consolidated Financial Statements
References to September 30, 2008 are Unaudited

5. Stockholders’ Equity
On September 19, 2008, the Company filed amended articles of incorporation with the Nevada Secretary of State to increase its authorized shares from 150,000,000 to 200,000,000 shares of common stock with a par value of $0.001.  The Company had 142,699,001 shares issued and outstanding at September 30, 2008 and 140,399,001 issued and outstanding at December 31, 2007.

During the second quarter of 2008, we issued an aggregate of 2,200,000 shares of our common stock to our two directors and other shareholders in exchange for the cancellation of promissory notes that we executed in favor of them in the aggregate principal and accrued interest amount of approximately $181,151.  Because the recipients’ status as directors of ours, the issuance of these shares is claimed to be exempt pursuant to Section 4(2) of the Securities Act of 1933 (the “Act”).

During the first quarter of 2008, we sold 100,000 shares of our common stock to a single accredited investor at a per share price of $.15.  This sale of common stock is claimed to be exempt pursuant to Rule 506 of Regulation D under the Act.  No advertising or general solicitation was employed in offering these securities.  The offering and sale were made only to an accredited investor, and subsequent transfers were restricted in accordance with the requirements of the Act.

In the year ended December 31, 2006, the Company sold 4,177,670 shares in private placements to accredited investors for $307,205 in cash.  This sale of common stock is claimed to be exempt pursuant to Rule 506 of Regulation D under the Act.  No advertising or general solicitation was employed in offering these securities.  The offering and sale were made only to an accredited investor, and subsequent transfers were restricted in accordance with the requirements of the Act.

6. Income Taxes
The Company provides for income taxes under Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. SFAS No. 109 requires the use of an asset and liability approach in accounting for income taxes. Deferred tax assets and liabilities are recorded based on the differences between the financial statement and tax bases of assets and liabilities and the tax rates in effect when these differences are expected to reverse. The Company’s predecessor operated as entity exempt from Federal and State income taxes.

SFAS No. 109 requires the reduction of deferred tax assets by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The provision for income taxes differs from the amounts which would be provided by applying the statutory federal income tax rate of 39% to the net loss before provision for income taxes for the following reasons:

	Nine Months Ended September 30, 2008	Year Ended December 31, 2007
Income tax expense at statutory rate	$ (54,330)	$ (134,806)
Valuation allowance	54,330	134,806
Income tax expense per books	$ -	$ -

Net deferred tax assets consist of the following components as of:

	Nine Months Ended September 30, 2008	Year Ended December 31, 2007
NOL carryover	$ 54,330	$ 181,740
Valuation allowance	(54,330)	(181,740)
Net deferred tax asset	$ -	$ -

Labwire, Inc.
Notes to the Consolidated Financial Statements
References to September 30, 2008 are Unaudited

6. Income Taxes –(Continued)
At December 31, 2007, the Company had total net operating losses carried forward of approximately $466,000 that may be offset against future taxable income through 2027.   Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carry forwards are subject to annual limitations.   Should a change in ownership occur net operating loss carry forwards may be limited as to use in future years.  No tax benefit has been reported in the December 31, 2007 financial statements since the potential tax benefit is offset by a valuation allowance of the same amount.

In July 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48 regarding “Accounting for Uncertainty in Income Taxes,” an interpretation of FASB No. 109 (“FIN 48”), which defines the threshold for recognizing the benefits of tax-return positions in the financial statements as “more-likely-than-not” to be sustained by the taxing authorities. The Company has reviewed its tax positions for open tax years 2005 and later and the adoption of FIN 48 on January 1, 2007 did not result in establishing a contingent tax liability reserve nor a corresponding charge to retained earnings. Also, no such uncertainties were identified during 2007. The Company has substantial tax benefits derived from its operating loss carryforwards but has provided 100% valuation allowances against them due to uncertainties associated with the realization of those tax benefits.

The recognition and measurement of certain tax benefits includes estimates and judgment by management and inherently includes subjectivity. Changes in estimates may create volatility in the Company’s effective tax rate in future periods when new information about particular tax positions may cause management to change its estimates. If the Company establishes a contingent tax liability reserve, interest and penalties related to uncertain tax positions would be classified in general and administrative expenses.

7.   Related Party Transactions
At December 31,  2007,  loans and  advances from the Company’s two directors bore interest at 1.71% and were unsecured,  aggregated $156,985,  plus accrued and unpaid interest of $21,690, are  reflected  in “Loans and  advances  from  related party” and “Accrued interest,  related party” on the accompanying balance sheet.  These loans and accrued interest were retired during the quarter ended June 30, 2008.

Labwire (dba Labwire Security, Inc.) contracts with American K-9 Bomb Search, Inc., which is one-half owned by Labwire’s Chairman and Chief Executive Officer, to perform security services.  Labwire Security, Inc. is fully licensed with the State of Texas.   Labwire is paid a 5% commission for the K-9 security services that it refers to Labwire Security, Inc.  The commissions received by the Company have been less than 1% of the Company’s gross revenues.

On November 1, 2008 Labwire Inc. entered into a commercial property lease with FM 359 LTD. for principal office space in Brookshire, Texas. Dexter Morris, Chairman of LabWire Inc. is a principal in FM 359 LTD. A copy of the lease is attached in the exhibit section.

MOORE & ASSOCIATES, CHARTERED

ACCOUNTANTS AND ADVISORS

PCAOB REGISTERED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Labwire, Inc.

We have audited the accompanying restated consolidated balance sheets of Labwire, Inc. as of December 31, 2007 and December 31, 2006, and the related restated consolidated statements of operations, stockholders’ equity (deficit) and cash flows for the years ended December 31, 2007 and December 31, 2006. These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conduct our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the restated consolidated financial statements referred to above present fairly, in all material respects, the financial position of Labwire, Inc. as of December 31, 2007 and December 31, 2006, and the related restated consolidated statements of operations, stockholders’ equity and cash flows for the years ended December 31, 2007 and December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/ Moore & Associates, Chartered

Moore & Associates Chartered
Las Vegas, Nevada
December 12, 2008

6490 West Desert Inn Rd., Las Vegas, NV 89146 (702) 253-7499 Fax (702) 253-7501

LABWIRE, INC.
Consolidated Balance Sheets
	12/31/07	12/31/2006
	(Restated)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents - interest bearing	$ 206,520	$ 108,346
Accounts receivable, net of allowance for doubtful accounts of $5,600 and $-0- as of December 31, 2007 and 2006, respectively	860,098	732,544
Prepaid expenses	20,696	6,148
Total Current Assets	1,087,314	847,038

PROPERTY AND EQUIPMENT:
Laboratory equipment	53,781	40,371
Vehicles	7,000	7,000
Office furniture and equipment	35,251	26,224
Proprietary software	118,550	-
	214,582	73,595
Less: accumulated depreciation	(54,207)	(30,627)
Total Property and Equipment	160,375	42,968

OTHER ASSETS:
Goodwill	455,210	-

TOTAL ASSETS	$ 1,702,899	$ 890,006

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$ 866,796	$ 817,450
Income taxes payable	24,303	6,008
Line of credit	241,932	-
Current portion of long-term debt	160,000	-
Notes payable to related parties	156,985	246,600
Accrued interest payable	7,045	-
Accrued interest payable – related parties	21,690	19,547
Total Current Liabilities	1,478,751	1,089,605

LONG-TERM LIABILITIES:
Long term-debt, less current portion above	320,000	-
Total Long-term Liabilities	320,000	-

TOTAL LIABILITIES	1,798,751	1,089,605

STOCKHOLDERS’ EQUITY (DEFICIT):

Common stock; $0.001par value; 150,000,000 shares authorized; 140,399,001 shares issued and outstanding at December 31, 2007 and 2006, respectively	140,399	140,399
Additional paid-in capital	471,384	471,384
Accumulated deficit	(707,635)	(811,382)
Total Stockholders’ Equity (Deficit)	(95,852)	(199,599)

TOTAL LIABILITIES AND STOCKHOLDERS’ (DEFICIT)	$ 1,702,899	$ 890,006

The accompanying notes are an integral part of these financial statements.

LABWIRE, INC.
Consolidated Statements of Operations

	For the Year Ended December 31,
	2007	2006
	(Restated)

REVENUES	$ 4,557,699	$ 3,701,742
COST OF SALES	3,094,530	2,552,686
GROSS PROFIT	1,463,169	1,149,056

OPERATING EXPENSES:
General and administrative expenses	604,545	1,010,325
Bad debt expense	6,405	453
Advertising and marketing expense	10,240	9,780
Payroll expenses	663,721	597,379

Total Operating Expenses	1,284,911	1,617,937

OPERATING INCOME (LOSS)	178,258	(468,881

OTHER INCOME (EXPENSES)
Interest expense	(42,634)	(26,078)
Interest income	209	-
Total Other Income (Expenses)	(42,425)	(26,078)

NET INCOME (LOSS) BEFORE TAXES	135,833	(494,959)

INCOME TAX EXPENSE	32,086	6,022

NET INCOME (LOSS)	$ 103,747	$ (500,981)

BASIC EARNINGS (LOSS) PER SHARE	$ 0.0007	$ (0.0036)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	140,399,001	138,315,665

The accompanying notes are an integral part of these financial statements.

LABWIRE, INC.
Consolidated Statement of Stockholders’ Equity (Deficit)

DESCRIPTION	Common Shares	Stock Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity (Deficit)

Balance, December 31, 2005	136,232,330	$136,232	$168,346	$(310,401)	$(5,823)

Common shares issued for cash	4,166,671	4,167	303,038	-	307,205

Net loss for the year ended	-	-	-	(500,981)	(500,981)

Balance, December 31, 2006	140,399,001	140,399	471,384	(811,382)	(199,599)

Net income for the year ended December 31, 2007 (Restated)	-	-	-	103,747	103,747

Balance, December 31, 2007 (Restated)	140,399,001	$140,399	$471,384	$(707,635)	$(95,852)

The accompanying notes are an integral part of these financial statements.

LABWIRE, INC.
Consolidated Statements of Cash Flows

	For the Year Ended December 31,
	2007	2006
	(Restated)
OPERATING ACTIVITIES

Net income (loss)	$ 103,747	$ (500,981)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:
Depreciation	23,580	16,022
Changes in operating assets and liabilities
(Increase) decrease in accounts receivable	(127,554)	184,511
(Increase) decrease in prepaid expenses	(14,548)	(6,148)

Increase (decrease) in accounts payable and accrued expenses	49,346	113,757
Increase (decrease) in accrued interest payable	9,188	-
Increase (decrease) in income tax payable	18,295	-
Net Cash Provided by (Used) in Operating Activities	62,054	(192,839)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(22,437)	(16,474)
Development of Software	(118,550)	-
Acquisition goodwill	(455,210)	-
Net Cash Used in Investing Activities	(596,197)	(16,474)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of notes payable	(59,890)	(65,000)
Increase in bank line of credit	241,932	-
Increase in notes payable	450,275
Sale of common stock for cash	-	307,205
Net Cash Provided by Financing Activities	632,317	242,205

NET INCREASE IN CASH	98,174	32,892

CASH AT BEGINNING OF YEAR	108,346	75,454

CASH AT END OF YEAR	$ 206,520	$ 108,346

CASH PAID FOR:
Interest	$ 31,305	$ 19,378
Income Taxes	$ -	$ 4,840

The accompanying notes are an integral part of these financial statements.

Labwire, Inc.
Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies
Nature of Operations - Labwire, Inc. (referred to herein as “the Company”), was incorporated in Nevada on October 8, 2004. The Company was established as an employee screening company specializing in drug testing, background investigations, employee training, on-line certification and security, with a client base of large US and European corporations.  It provides compliance services for Department Of Transportation (49 CFR Part 40) and Federal Trade Commission (Fair Credit Reporting Act) governed programs.

Basis of Consolidation – The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary.  All intercompany balances and transactions have been eliminated in consolidation.

Basis of Presentation -The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Significant accounting principles followed by the Company and the methods of applying those principles, which materially affect the determination of financial position and cash flows, are summarized below.

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid instruments with original maturities of ninety days or less, to be cash equivalents.

Allowance for Uncollectible Receivables -The allowance for all probable uncollectible receivables is based on a combination of historical data, cash payment trends, specific customer issues, write-off trends, general economic conditions and other factors. These factors are continuously monitored by management to arrive at an estimate for the amount of accounts receivable that may ultimately be uncollectible. In circumstances where the Company is aware of a specific customer’s inability to meet its financial obligations, the Company records a specific allowance for bad debts against amounts due to reduce the net recognized receivable to the amount it reasonably believes will be collected. This analysis requires making significant estimates, and changes in facts and circumstances could result in material changes in the allowance for uncollectible receivables.  The Company’s allowance for uncollectible receivables was $5,600 and $-0- at December 31, 2007 and December 2006, respectively.

Fair Value of Financial Instruments - The Company’s financial instruments includes accounts receivable, accounts payable, notes payable and long-term debt. The fair market value of accounts receivable and accounts payable approximate their carrying values because their maturities are generally less than one year. Long-term notes receivable and debt obligations are estimated to approximate their carrying values based upon their stated interest rates.

Impairment of Long-Lived Assets - The Company reviews long-lived assets, such as property and equipment, and purchased intangibles subject to amortization, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, in accordance with Statement of financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment for Disposal of Long-Lived Assets. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount of the asset exceeds the fair value of the asset.
At December 31, 2007, the Company determined that the fair value of the reporting entity unit exceeds its carrying amount and hence the goodwill is not impaired.

Property and equipment - Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is provided primarily by the straight-line method over the estimated useful lives of the related assets generally of five to seven years.

Labwire, Inc.
Notes to the Consolidated Financial Statements

1. Summary of Significant Accounting Policies – (Continued)
Income Taxes -The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes”, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce the deferred tax assets to the amount expected to be realized. Income tax expense is payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition – We have three main sources of revenue: drug testing and related services, training and online certification, and security services provided by an allied company.  Drug testing: we fulfill orders for drug testing services, wherein we are responsible for the performance and data maintenance related to employee drug testing for its clients.  We do not perform the drug tests, but we fulfill the order through our network of third party labs and other drug testing facilities.  Revenue is recognized when the drug testing has been completed by the lab and the customer has been invoiced for the services.  We have low bad debt levels because our policy is to deal with large well-positioned firms that pay monthly. Because we track these company’s activities daily, we are constantly aware of our position and therefore can demand and receive timely payments as we provide on-going compliance services. Pursuant to EITF 99-19, we are responsible for fulfilling a customer’s order, including whether the service is acceptable and therefore bears the risks and rewards of principal.  As such, we have elected to record the gross amounts of the contracts.  Our service agreements rarely include multiple parts that would have a material impact on the recognition of revenue.  As such, we have created our revenue recognition policies pursuant to EITF 00-21.

Online training and certification: the Company has designed online testing for various certifications which client employees must attain for their employment.  The employee takes the certification examinations online and the client is automatically tagged for billing, which coincides with performance of services.

Security services provided by the Company through its allied company: the process is handled in similar fashion to that described above for drug testing.

Software Development Costs - During the period, the Company began developing a software platform for certain exclusively internal purposes.  The Company follows the guidance set forth in Statement of Position 98-1, Accounting for the Cost of Computer Software Developed or Obtained for Internal Use (SOP 98-1), in accounting for costs incurred in the development of its on-demand application suite. SOP 98-1 requires companies to capitalize qualifying computer software costs that are incurred during the application development stage and amortize them over the software’s estimated useful life.

The Company capitalizes costs associated with developing software for internal use, which costs primarily include salaries of developers.  Direct costs incurred in the development of software are capitalized once the preliminary project stage is completed, management has committed to funding the project and completion, and use of the software for its intended purpose are probable.  The Company ceases capitalization of development costs once the software has been substantially completed and is ready for its intended use. The estimation of useful lives requires a significant amount of judgment related to matters, specifically, future changes in technology. The Company believes there have not been any events or circumstances that warrant revised estimates of useful lives of the software.

Labwire, Inc.
Notes to the Consolidated Financial Statements
(Continued)

1. Summary of Significant Accounting Policies – (Continued)
Purchase Accounting - The Company completed acquisitions in 2004 and in the fourth quarter of 2007. The purchase method of accounting requires companies to assign values to assets and liabilities acquired based upon their fair values. In most instances, there is not a readily defined or listed market price for individual assets and liabilities acquired in connection with a business, including intangible assets. The determination of fair value for assets and liabilities in many instances requires a high degree of estimation. The valuation of intangibles assets, in particular, is very subjective.  The Company generally uses internal cash flow models and, in certain instances, third party valuations in estimating fair values. The use of different valuation techniques and assumptions can change the amounts and useful lives assigned to the assets and liabilities acquired, including goodwill and other intangible assets and related amortization expense.

Advertising Costs - Advertising costs are reported in selling, general and administrative expenses and include advertising, marketing and promotional programs. As of December 31, 2007 and 2006, all of these costs were charged to expenses in the period or year in which incurred. Advertising costs for the years ended December 31, 2007 and 2006 were $10,240 and $9,780, respectively.

Stock Options - The Company accounts for stock options issued to employees in accordance with APB No.25.  The Company has elected to adopt the disclosure requirements of SFAS No.123 “Accounting for Stock-based Compensation”. This statement requires that the Company provide proforma information regarding net income (loss) and income (loss) per share as if compensation cost for the Company’s stock options granted had been determined in accordance with the fair value based method prescribed in SFAS No. 123. Additionally, SFAS No. 123 generally requires that the Company record options issued to non-employees, based on the fair value of the options.

Stock Based Compensation -ASRC accounts for stock-based employee compensation arrangements using the fair value method in accordance with the provisions of Statement of Financial Accounting Standards no.123(R), Share-Based Payments, and Staff Accounting Bulletin No. 107, Share-Based Payments. The Company accounts for the stock options issued to non-employees in accordance with the provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, and Emerging Issues Task Force No. 96-18, Accounting for Equity Instruments with Variable Terms That Are Issued for Consideration other Than Employee Services under FASB Statement No. 123. The fair value of stock options and warrants granted to employees and non-employees is determined using the Black-Scholes option pricing model. The Company has adopted SFAS 123(R) and applied it in the period presented.  The Company had not issued any options to employees in the prior periods; thus there was no impact of adopting the new standard.

Net earnings (loss) per share - Basic and diluted net loss per share information is presented under the requirements of SFAS No. 128, Earnings per Share. Basic net loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding for the period, less shares subject to repurchase. Diluted net loss per share reflects the potential dilution of securities by adding other common stock equivalents, including stock options, shares subject to repurchase, warrants and convertible notes in the weighted-average number of common shares outstanding for a period, if dilutive. During the years ended December 31, 2007 and 2006 there were no dilutive securities.  The computation of earnings (loss) per share is as follows:

	Year Ended December 31,
	2007	2006
Net Income (Loss)	$ 103,747	$ (500,981)
Weighted average shares outstanding	140,399,001	138,315,665

Basic Earnings (Loss) per share	$ 0.0007	$ (0.0036)

Labwire, Inc.
Notes to the Consolidated Financial Statements
(Continued)

1. Summary of Significant Accounting Policies – (Continued)
Recent Accounting Pronouncements
In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” which defines fair value, establishes a framework for measuring fair value in accordance with GAAP, and expands disclosures about fair value measurements. Where applicable, SFAS No. 157 simplifies and codifies related guidance within GAAP and does not require any new fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier adoption is encouraged. The Company does not expect the adoption of SFAS No. 157 to have a significant effect on its financial position or results of operation.

In February 2007, the FASB issued SFAS NO. 159, The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115.  This statement permits entities to choose to measure many financial instruments and certain items at fair value.  The objective is to improve the financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.  This statement is expected to expand the use of fair value measurement objectives for accounting for financial instruments.  This statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007.

In December 2007, the FASB issued SFAS 160, Non-controlling Interest in Consolidated Financial Statements-an amendment of ARB No. 51. This statement amends ARB 51 to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary.  It also changes the way the consolidated income statement is presented for non-controlling interest. This statement improves comparability by eliminating diversity of methods.  This statement also requires expanded disclosure.  The Company does not expect the adoption of SFAS No. 160 to have a significant effect on its financial position or results of operation.

In March 2008, the FASB issued SFAS 161, Disclosures about Derivative Instruments and Hedging Activities--an amendment of FASB Statement No. 133. This statement is intended to enhance the disclosure requirements for derivative instruments and hedging activities as required by SFAS 133.  The Company is currently evaluating the impact, if any, the adoption of SFAS 161 will have on its disclosure requirements.

In May 2008, the FASB issued SFAS 162, The Hierarchy of Generally Accepted Accounting Principles.  This Statement  identifies  the sources of  accounting principles  and the framework  for  selecting  the  principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting  principles (GAAP) in the United States (the GAAP hierarchy).  The Company is currently evaluating the impact, if any, the adoption of SFAS 161 will have on its disclosure requirements.

Labwire, Inc.
Notes to the Consolidated Financial Statements
(Continued)

2.  Restatement
In preparing the financial statements for the quarter ended March 31, 2008, the Company determined that it had recorded excess revenue during the year ended December 31, 2007.   As the result of this error, we are restating our financial statements (“The Restatement”) and associated disclosures to reduce revenues.  The error resulted in the over statement of and a corresponding understatement of net loss by $241,932, for the year ending December 31, 2007. The restatement impacted certain line items within cash flows from operations, but had no effect on total cash flows from operations and did not impact cash flows from financing or investing activities.

The restatement also affected Note 7.

The effect of the restatement on specific items in the balance sheet is as follows:

December 31, 2007
	As Previously Reported	Adjustments	As Restated
STOCKHOLDERS’ EQUITY:
Retained earnings (deficit)	$ (465,703)	$ (241,932)	$ (707,635)
Total Stockholders’ Equity	$ 146,080	$ (241,932)	$ (95,852)

The effect of the restatement on specific items in the statements of operations is as follows:

	Year ended December 31, 2007
	As Previously Reported	Adjustments	As Restated
REVENUES:	$4,799,631	$(241,932)	$4,557,699
GROSS PROFIT	1,705,101	(241,932)	1,463,169

OPERATING INCOME	420,190	(241,932)	178,258
NET INCOME	345,679	(241,932)	103,747

The effect of the restatement on specific items in the statements of cash flows is as follows:

	Year ended December 31, 2007
	As Previously Reported	Adjustments	As Restated
OPERATING ACTIVITIES:
Net Income	$ 345,679	$ (241,932)	$103,747
Changes in operating assets and liabilities:
Increase in accounts receivable	(369,486)	241,932	(127,554)

Net cash used in operating activities	62,054	-	62,054

Labwire, Inc.
Notes to the Consolidated Financial Statements
(Continued)

3.  Goodwill
The Company acquired 100% of Occupational Testing, Inc. (OTI) on October 31, 2007 for $120,000 cash and a $480,000 note bearing interest at 1% over New York floating prime.  The note is payable in quarterly installments of $40,000 plus accrued interest beginning January 31, 2008.  The purchase of OTI resulted in $455,210 in goodwill as an asset on the Company’s financial statements.

4.  Line of credit
On February 13, 2007, the Company established a $300,000 revolving line of credit with Frost Bank that matures on February 13, 2008.  The interest rate on the outstanding balance of the revolving line of credit is a floating prime plus 1% and is due on the 24th of each month. The principal balance owing by the Company at December 31, 2007 was $241,933 and accrued interest payable was $-0-. The Company had $58,067 available on the revolving line of credit at December 31, 2007.  This line of credit is secured by a UCC Financing statement signed by the Company in favor of the lender and by the personal guarantee of the Company’s Chief Executive Officer.

5.  Long-term notes payable
As of December 31, 2007 and 2006, the Company had notes payable totaling $636,985 as follows:

	2007	2006
A . Murphy, due in quarterly installments of $40,000 beginning January 31, 2008 and bears interest at 1% over New York floating prime	$480,000	$ -

Less: current portion	160,000	-
	$320,000	$ -

Related Party Notes Payable:
Shareholders, due on demand, bearing interest at1.71% per annum	$100,985	$190,600

Workplace Health, due on demand, bearing interest at 4.5% per annum	56,000	56,000
	156,985	246,600

Less: current portion	156,985	246,600
	$ -	$ -

The A. Murphy note payable is secured by all of the outstanding stock and all of the assets of Occupational Testing, Inc.  The related party notes payable are unsecured.

Maturities of notes payable and long-term debt for each of the years succeeding December 31, 2007 are as follows:

Year ending December 31,
2008	$ 316,985
2009	160,000
2010	160,000
$ 636,985

Labwire, Inc.
Notes to the Consolidated Financial Statements
(Continued)

6. Stockholders’ Equity
The Company is authorized to issue 150,000,000 shares of common stock with a par value of $.001 per share.  The Company had 140,399,000 shares issued and outstanding at September 30, 2007, December 31, 2006 and 2005, respectively.

In the year ended December 31, 2006, the Company sold 4,177,670 shares in private placements to accredited investors for $307,205 in cash.

7. Income Taxes
The Company provides for income taxes under Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. SFAS No. 109 requires the use of an asset and liability approach in accounting for income taxes. Deferred tax assets and liabilities are recorded based on the differences between the financial statement and tax bases of assets and liabilities and the tax rates in effect when these differences are expected to reverse. The Company’s predecessor operated as entity exempt from Federal and State income taxes.

SFAS No. 109 requires the reduction of deferred tax assets by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The provision for income taxes differs from the amounts which would be provided by applying the statutory federal income tax rate of 39% to the net loss before provision for income taxes for the following reasons:

	December 31, 2007	December 31, 2006
Income tax expense at statutory rate	$ (134,806)	$ (168,286)
Valuation allowance	134,806	168,286
Income tax expense per books	$ -	$ -

Net deferred tax assets consist of the following components as of:

	December 31, 2007	December 31, 2006
NOL carryover	$ 181,740	$ 168,286
Valuation allowance	(181,740)	(168,286)
Net deferred tax asset	$ -	$ -

At December 31, 2007, the Company had total net operating losses carried forward of approximately $466,000 that may be offset against future taxable income through 2027.   Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carry forwards are subject to annual limitations.   Should a change in ownership occur, net operating loss carry forwards may be limited as to use in future years.  No tax benefit has been reported in the December 31, 2007 financial statements since the potential tax benefit is offset by a valuation allowance of the same amount.

Labwire, Inc.
Notes to the Consolidated Financial Statements

7. Income Taxes - Continued
In July 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48 regarding “Accounting for Uncertainty in Income Taxes,” an interpretation of FASB No. 109 (“FIN 48”), which defines the threshold for recognizing the benefits of tax-return positions in the financial statements as “more-likely-than-not” to be sustained by the taxing authorities. The Company has reviewed its tax positions for open tax years 2005 and later and the adoption of FIN 48 on January 1, 2007 did not result in establishing a contingent tax liability reserve nor a corresponding charge to retained earnings. Also, no such uncertainties were identified during 2007. The Company has substantial tax benefits derived from its operating loss carryforwards but has provided 100% valuation allowances against them due to uncertainties associated with the realization of those tax benefits.

The recognition and measurement of certain tax benefits includes estimates and judgment by management and inherently includes subjectivity. Changes in estimates may create volatility in the Company’s effective tax rate in future periods from obtaining new information about particular tax positions that may cause management to change its estimates. If the Company would establish a contingent tax liability reserve, interest and penalties related to uncertain tax positions would be classified in general and administrative expenses.

8.   Related Party Transactions
As of  December 31,  2007,  these  loans and  advances,  which bear interest at 1.71% and are unsecured,  aggregated $156,985,  plus accrued and unpaid interest of $21,690,  and are  reflected  in “Loans and  advances  from  related party” and “Accrued interest,  related party” on the accompanying balance sheet.

9.   Acquisitions
On October 31, 2007, the Company acquired Occupational Testing, Inc.  The acquisition cost, funded from our existing cash balances and by the issuance of a promissory note to the shareholder of Occupational Testing, Inc., are shown by the following table which summarizes the purchase consideration and fair values of the assets acquired at the date of acquisition:

Purchase Price Consideration
Cash paid to the shareholder of Occupational Testing, Inc.	$ 120,000
Promissory Note to the shareholder of Occupational Testing, Inc.	480,000
Acquisition costs	10,960
Total consideration paid	$ 610,960

Net Assets Acquired
Cash and cash equivalents	$ 42,711
Accounts receivable	105,063
Fixed assets	13,410
Other assets	780
Goodwill	455,210
Liabilities assumed	(6,214)
Total net assets	$ 610,960

We have included the results of operations for Occupational Testing, Inc. in our financial statements since October 31, 2007.

Labwire, Inc.
Notes to the Consolidated Financial Statements
(Continued)

10.  Subsequent Events
On February 13, 2008, the Company renewed its revolving loan agreement as a term note with a maturity date of March 4, 2011 at an interest rate of 6.25% per annum.

On March 4, 2008, the Company entered into a revolving loan agreement with a maturity date of February 13, 2010 at an interest rate of 1% over the rate that the Lender charges, or would charge, on 90-day unsecured loans to the most creditworthy corporate customers.

On May 27, 2008, the Board of Directors and shareholders owning approximately 85% of the Company’s issued and outstanding common shares voted to increase its authorized shares of common stock from 150,000,000 to 200,000,000 at par value of $0.001 per share.

11. Pro Forma Results (Unaudited)
The following table reflects unaudited pro forma results of operations assuming that the Occupational Testing, Inc. acquisition had occurred on January 1, 2006:

Year Ended December 31,
	2007	2006
Revenue	$ 5,506,771	$ 4,415,478
Net income (loss)	$ 485,568	$ (397,234)

Net income (loss) per share	$ 0.0035	$ (0.0029)